Exhibit 2.1

EXECUTION VERSION

Share Purchase Agreement

PPL WPD Limited

and

National Grid Holdings One Plc

and

National Grid Plc

for the sale and purchase of all of the issued shares of PPL WPD Investments Limited

17 March 2021

SCHEDULE 1	47
Seller Warranties	47
SCHEDULE 2	66
Limitations on Seller Liability	66
SCHEDULE 3	71
Action Pending Completion	71
SCHEDULE 4	73
Permitted Leakage Payments	73

THIS AGREEMENT is made on 17 March 2021

BETWEEN:

(1)	PPL WPD LIMITED (No. 09172857) whose registered office is at Avonbank, Feeder Road, Bristol, BS2 0TB (the “Seller”);

(2)	NATIONAL GRID HOLDINGS ONE PLC (No. 02367004)) whose registered office is at 1—3 Strand, London, WC2N 5EH (the “Buyer”); and

(3)	NATIONAL GRID PLC (No. 04031152)) whose registered office is at 1—3 Strand, London, WC2N 5EH (“National Grid “).

THE PARTIES AGREE AS FOLLOWS:

1.	DEFINITIONS AND INTERPRETATION

1.1	In this agreement the following words and expressions and abbreviations have the following meanings, unless the context otherwise requires:

“£210,000,000 Revolving Credit Facility Agreement” means the facility agreement originally dated 13 January 2016 entered into between WPD plc (as borrower), Mizuho Bank PLC (as facility agent) and certain financial institutions listed therein (as original lenders) relating to a £210,000,000 multi-currency revolving credit facility contained in the Data Room (documents 4.1.2.7, 4.1.2.20, 4.1.2.21, 4.1.2.24 and 4.1.2.25);

“£210,000,000 Revolving Credit Facility Agreement Amendment Agreement” means an unconditional amendment agreement in respect of the £210,000,000 Revolving Credit Facility Agreement, to be entered into between WPD plc (as borrower) and Mizuho Bank PLC (as facility agent) which (a) amends clauses 19.5.1 and 19.5.2 (Negative Pledge) of the £210,000,000 Revolving Credit Facility Agreement so that the covenants contained within those clauses apply only to the Borrower, any Distribution Company and any Holding Company of a Distribution Company (to the extent such Holding Company is a member of the Group) (in each case, as defined in the £210,000,000 Revolving Credit Facility Agreement); and (b) confirms that no Default or Event of Default (as defined in the £210,000,000 Revolving Credit Facility Agreement) is outstanding in connection with the amendments made to clauses 19.5.1 and 19.5.2 (Negative Pledge) of the £210,000,000 Revolving Credit Facility Agreement or the existence of any Security Interest or Quasi-Security (as defined in the £210,000,000 Revolving Credit Facility Agreement) over any of the assets of any Holding Company of a Distribution Company that is not a member of the Group (in each case, as defined in the £210,000,000 Revolving Credit Facility Agreement);

“£350,000,000 Term Loan Facility Agreement” means the facility agreement dated 26 February 2021 entered into between WPD plc (as borrower), J.P. Morgan AG (as agent) and certain financial institutions listed therein (as original lenders) relating to a £350,000,000 term loan contained in the Data Room (document 4.1.4.5);

“£50,000,000 Term Loan Facility Agreement” means the facility agreement originally 7 June 2019 entered into between WPD plc (as borrower) and National Westminster Bank PLC (as agent and original lender) relating to a £50,000,000 term loan facility contained in the Data Room (document 4.1.2.10);

“Accounts” means the Locked Box Accounts and the Company Accounts;

“Accounts Date” means 31 March 2020;

“Accounts Relief” has the meaning given to it in the Tax Deed;

“Additional Consideration” means an amount equal to £548,000 per calendar day for the period from (and including) 1 January 2021 to (and including) the date of Completion;

“Adverse Recommendation Change” has the meaning given to it in clause 3.4(b);

“After-Tax Basis” means when referenced in any indemnity, payment obligation or covenant to pay that, if and to the extent that the amount payable pursuant to such indemnity, obligation or covenant is subject to a deduction or withholding required by law in respect of Tax or is chargeable to any Tax in the hands of the recipient, such amount shall be increased so as to ensure that, after taking into account the amount of Tax required to be deducted or withheld from, and the Tax chargeable on, such amount (including on the increased amount), the recipient of the sum is in the same position as it would have been in had no such deduction, withholding or Tax been payable;

“Anti-Bribery and Corruption Laws” means the Bribery Act 2010, the US Foreign Corrupt Practices Act of 1977 or the anti-bribery and corruption laws of any jurisdiction to which any Group Company is subject and in each case any related rules, regulations and guidance;

“Anti-hybrid Tax Indemnity Claim” has the meaning given to it in the Tax Deed;

“Approved Announcement” means an announcement in the agreed terms;

“BEIS” means the Department for Business, Energy and Industrial Strategy;

“Business Day” means a day (excluding Saturdays) on which banks generally are open in London and New York for the transaction of normal banking business;

“Buyer’s Group” means the Buyer and its group undertakings together with any person that directly or indirectly Controls, who is Controlled by or is under common Control of those persons referred to above, and all of them and each of them from time to time as the context admits and “member of the Buyer’s Group” shall be construed accordingly;

“Buyer’s Solicitors” means Herbert Smith Freehills LLP of Exchange House, 12 Primrose Street, London, EC2A 2EG;

“Central Networks Group” means the section of the Electricity Supply Pension Scheme known as the Central Networks Group;

“Change of Controller Application” means a change of control application from the Buyer and Aztec Insurance Limited in respect of its proposed acquisition of control over the GFSC Regulated Entity pursuant to section 25 of the Insurance Law;

“Circular” means the circular to be despatched by National Grid to its shareholders to convene the General Meeting in accordance with the Listing Rules;

“Claim” means all and any of a Seller Warranty Claim and a Tax Claim;

“CMA” means the UK Competition and Markets Authority;

“Code” means the United States Internal Revenue Code of 1986, as amended;

“Company” means PPL WPD Investments Limited (No. 10991462) whose registered office is at Avonbank, Feeder Road, Bristol, BS2 0TB;

“Company Accounts” means the audited financial statements of the Company for the financial period ended on the Accounts Date included in the Data Room (document 3.1.2.25);

“Completion” means the completion of the sale and purchase of the Shares in accordance with clause 6;

“Completion Date” means the date on which Completion occurs;

“Conditions” means the conditions set out in clause 3.1;

“Confidential Information” means all information relating to any Group Company’s business, financial or other affairs (including future plans and targets of any Group Company);

“Consideration” means the sum of the Fixed Consideration and the Additional Consideration less any amount of Notified Leakage;

“Control” means, in relation to any person (a “Controlled Person”), the ability of another person (such other person, in relation to the first mentioned person, a “Controller”), by virtue of the rights or contracts owned, held or entered into by the Controller or by any other means, to exercise decisive influence over such Controlled Person, in particular by:

(a)	ownership or the right to use all or part of the assets of such Controlled Person; and/or

(b)	rights or contracts which confer decisive influence on the composition, voting or decisions of the organs of such Controlled Person,

and “Controlled” shall be construed accordingly;

“Controllers Exemption Order” means the Financial Services and Markets Act 2000 (Controllers) (Exemption) Order 2009/774;

“Co-obligor Agreement” means the fifth supplemental indenture between, amongst others, PPL UK Resources Limited and WPD plc dated 2 January 2019 whereby PPL UK Resources Limited and WPD plc agreed to act as jointly and severally liable co-obligors with respect to the $300,000,000.00 7.375% notes due on 15 December 2028 originally issued by WPD Holdings UK (now dissolved), contained in the Data Room (document 4.1.1.7);

“Co-obligor Assignment Agreement” means the sixth supplemental indenture between, amongst others, PPL UK Resources Limited and WPD plc dated 16 December 2020 and pursuant to which PPL UK Resources Limited has assigned its obligations to the Company, contained in the Data Room (document 4.1.1.75);

“Cyber Insurance Policies” means all insurance policies held for the benefit of the Seller’s Group in which any Group Company has an interest and in respect of which the time limit for notification of claims has not expired as at the Completion Date, covering such Group Company for loss that it may suffer on various cyber events, and where such events occurred prior to the Completion Date when any Group Company was under the management control of the Seller, for example those insurance policies outlined in “Pluto Cyber Program Summary 7 9 2020” (document 15.4.1) and “Pluto DO and Cyber Program Charts 2020” (document 15.4.2) in the Data Room;

“CTA 2009” means the Corporation Tax Act 2009;

“CTA 2010” means the Corporation Tax Act 2010;

“D&O Insurance Policies” means all insurance policies held for the benefit of the Seller’s Group in which any Group Company has an interest and in respect of which the time limit for notification of claims has not expired as at the Completion Date, covering its directors and officers for loss that they may suffer on account of claims made against them for an actual or alleged wrongful act committed in their capacity as a director or officer, and where such wrongful act(s) occurred prior to the Completion Date when any Group Company was under the management control of the Seller, for example those insurance policies outlined in “Pluto DO and Cyber Program Charts 2020” (document 15.4.2) and “Pluto DO Liability Insurance Brochure 1-10-20_Redacted” (document 15.4.3) in the Data Room;

“Data Room” means the online data room relating to the Group which is operated by Intralinks under the name “Project Vortex” and made available to the Buyer as at 16:38 (GMT) on 17 March 2021;

“Data Room Information” means the materials and information contained in the Data Room, an index of which is appended to the Disclosure Letter;

“Defined Benefit Pension Schemes” means:

(a)	the Western Power Distribution Group of the Electricity Supply Pension Scheme;

(b)	the Central Networks Group of the Electricity Supply Pension Scheme;

(c)	the Western Power Utilities Pension Scheme; and

(d)	the following sections of the Western Power Pension Scheme:

(i)	the I92 Section;

(ii)	the 1993 Section; and

(iii)	the MEPS 2020 Section;

“Demand Loan” means the demand loan of up to $125 million between WPD plc (as borrower) and PPL Capital Funding Inc. (as lender) dated 1 April 2015 contained in the Data Room (document 4.1.2.32);

“Disclosed” means any fact, matter, event or circumstance which is fairly disclosed in such manner and with sufficient details that a professionally advised buyer would reasonably be expected to be aware of that fact, matter, event or circumstance being disclosed and its scope;

“Disclosure Letter” means the letter dated the same date as this agreement together with the attachments thereto addressed by the Seller to the Buyer disclosing exceptions to the Seller Warranties;

“Distribution Licences” means, in relation to each of the DNOs, the electricity distribution licence that has come into effect in relation to it pursuant to section 6(1)(c) of the Electricity Act 1989;

“Distribution System” means the electricity distribution system managed and operated by a DNO pursuant to the terms of its Distribution Licence;

“DNOs” means the four distribution network operators in the Group, namely:

(a)	Western Power Distribution (South West) plc;

(b)	Western Power Distribution (South Wales) plc;

(c)	Western Power Distribution (West Midlands) plc; and

(d)	Western Power Distribution (East Midlands) plc;

“DP Legislation” means any law, statute, declaration, decree, directive, legislative enactment, order, ordinance, regulation, rule or other binding restriction (as amended, consolidated or re-enacted from time to time) which relates to the protection of individuals with regards to the processing of personal data or to the privacy of electronic communication to which a party is or has been from time to time subject, including without limitation, as applicable the Data Protection Act 2018, the GDPR, the UK General Data Protection Regulation (as defined by the Data Protection Act 2018 and as amended by the Data Protection, Privacy and Electronic Communications (Amendments etc) (EU Exit) Regulations 2019) as incorporated into the laws of the UK by virtue of section 3 of the European Union (Withdrawal) Act 2018, and the Privacy and Electronic Communications (EC Directive) Regulations 2003;

EA Technology Group” means the section of the Electricity Supply Pension Scheme known as the EA Technology Group;

“EHS” means environmental, and health and safety matters;

“EHS Consents” means any material permits, licences, authorisations, registrations, registerable exemptions or consents required under EHS Law for the operation of the business of the relevant Group Company as at the date of this agreement;

“EHS Law” means all applicable law, statutes, regulations, subordinate legislation, common law, or order or judgment of any competent court, statutory guidance, codes of practice and the requirements of any EHS Regulatory Authority, in each case, which has the force of law in England and Wales at the date of this agreement and which has as its purpose the protection or prevention of harm to, or the remediation or restoration of, the Environment, or the health and safety of any person (but excluding any such laws relating to (a) town and country or infrastructure planning and (b) electricity or energy markets regulation);

“EHS Regulatory Authority” means any EHS governmental authority, agency or department, or with regard to corporate manslaughter offences the police authorities, having authority under or jurisdiction in respect of any EHS Law;

“EHS Warranties” means the warranties set out in paragraph 18 of schedule 1;

“Electricity Supply Pension Scheme” means the pension scheme established by a resolution of the Electricity Council dated 20 January 1983;

“Employees” means any persons employed by or holding office with any Group Company under a contract of employment or service contract, but, for the avoidance of doubt, excluding any individual engaged as a contractor or consultant pursuant to a contract for services with or in respect of any Group Company;

“Encumbrance” means any claim, charge, mortgage, lien, pledge, encumbrance, option, equity, power of sale, hypothecation, retention of title, right of pre-emption, right of first refusal or security interest or any other third party right or other security interest or any other agreement, arrangement or obligation to create any of the foregoing;

“Environment” means any and all of the following media namely the air, water and land and any living organisms or systems supported by those media;

“Ex-Hyder Directors Unfunded Pensions Plan” means the unfunded pension plan concerning certain individuals who had been executives of the Hyder Business;

“Ex-Hyder Liability” means the costs associated with the Ex-Hyder Directors Unfunded Pensions Plan;

“Ex-Hyder Liability Novation Agreement” means the deed of novation between the Seller, Western Power Distribution (South Wales) plc and the Company dated 10 March 2021 novating the Ex-Hyder Liability from the Seller to the Company, contained in the Data Room (document 2.5.18.14);

“FCA” means the United Kingdom Financial Conduct Authority (or any successor body);

“FCA Regulated Entity” means Western Power Distribution (South West) plc (registered company number 02366894, firm reference number 720519) which is authorised and regulated by the FCA;

“Financial VDD Report” means the financial vendor due diligence report prepared by PricewaterhouseCoopers LLP dated 4 December 2020 and the addendum dated 4 February 2021 in relation to the Transaction contained in the Data Room (documents 21.9 and 24.1);

“Fixed Consideration” means £7,790,923,120;

“FSMA” means the United Kingdom Financial Services and Markets Act 2000;

“GDPR” means the General Data Protection Regulation (EU) 2016/679; on the protection of natural persons with regard to the processing of personal data and on the free movement of such data, repealing Directive 95/46/EC;

“General Meeting” means the general meeting of National Grid to be convened to approve the Resolutions;

“GFSC” means the Guernsey Financial Services Commission;

“GFSC Regulated Entity” means Aztec Insurance Limited (registered company number 22227) which is authorised and regulated by the GFSC;

“Group” means the Company and the Subsidiaries and “Group Company” and “member of the Group” means any one of them;

“Group Finance Agreements” means the finance arrangements of the Group contained in the Data Room (folders 4.1.1, 4.1.2, 4.1.3 and 4.1.4);

“Group Relief” has the meaning given to it in the Tax Deed;

“HMRC” means Her Majesty’s Revenue and Customs and, where relevant, any predecessor body which carried out part of its functions;

“Hyder Business” means the Welsh water and electricity business of Hyder plc and its group, which was acquired by the Group in 2000, including its electricity distribution business, known as Infralec;

“IAS Regulation” means EC Regulation No. 1606/2002 of the European Parliament and the Council of 19 July 2002 on the application of international accounting standards;

“IFRS” means the international accounting standards, within the meaning of the IAS Regulation, as adopted from time to time by the European Commission in accordance with that regulation;

“Insurance Law” means The Insurance Business ( Bailiwick of Guernsey) Law 2002;

“Insurance Policy” means the warranty and indemnity insurance policy taken out by the Buyer in connection with the Transaction;

“Incentive Schemes” means: (i) the PPL Corporation Amended and Restated 2012 Stock Incentive Plan (documents 8.6.4, 8.6.5, 8.6.9 to 8.6.11, 8.6.20 to 8.6.23, and 8.6.32 in the Data Room); (ii) the PPL Corporation Incentive Compensation Plan for Key Employees (documents 8.6.2, 8.6.3, 8.6.6 to 8.6.8, 8.6.16 to 8.6.19, and 8.6.40 in the Data Room); the PPL Corporation Short Term Incentive Plan (document 8.6.45 in the Data Room); (iv) the Managerial Results Related Bonus Scheme (documents 8.2.1 and 8.2.4 in the Data Room); and (v) the Phantom Stock Options;

“Intellectual Property” means patents, trade marks, service marks and trade names (and the goodwill symbolised by any of the foregoing), Internet domain names, design rights, copyrights (whether registered or not and any applications to register or rights to apply for registration of any of the foregoing), moral rights, rights in inventions, Know-How, trade secrets and other confidential information (whether tangible or intangible), and all other intellectual property rights of a similar or corresponding character or having equivalent or similar effect in any jurisdiction in any part of the world, together with the right to sue for passing off or past infringement of any of the foregoing;

“IRS” means the United States Internal Revenue Service;

“IT Agreement” means any agreement under which any third party provides an element of, or services relating to, the IT Systems;

“IT Systems” means the information technology used in the Group’s business including all communications systems, cabling, networks, websites, computer hardware, mobile devices, databases, firmware and software owned, used, leased, licensed or held for use by any Group Company;

“Key Employee” means Phil Swift, Ian Williams, Graham Halladay and Alison Sleightholm;

“Know-How” means confidential or proprietary industrial, technical or commercial information and techniques in any form (including paper, electronically stored data, magnetic media, files and micro-film) including, drawings, data relating to inventions, formulae, test results, reports, research reports, project reports and testing procedures, shop practices, instruction and training manuals, market forecasts, specifications, quotations, lists and particulars of customers and suppliers, marketing methods and procedures, show-how and advertising copy;

“Leakage” means:

(a)

any dividend, bonus or other distribution of capital or income declared, paid or made (whether in cash or in specie) or any purchase, repurchase, redemption, repayment or return of share or loan capital (or any other relevant securities) by any Group Company to or for the benefit of any member of the Seller’s Group;

(b)	any bonus or award paid or transferred to or for the benefit of any Key Employee, or to any spouse or family member of any such Key Employee, or to any trust of which any such person is a beneficiary;

(c)

any payments made (including management, monitoring, service or directors’ fees) by any Group Company to (or assets transferred to or liabilities assumed, indemnified, or incurred by any Group Company for the benefit of) any member of the Seller’s Group or any Seller Connected Person (including with respect to any share capital or other securities of any Group Company);

(d)

the waiver or release by any Group Company of any economic benefit or amount owed to that Group Company by, or any claims or rights of that Group Company against, any member of the Seller’s Group or any Seller Connected Person;

(e)	the payment by any Group Company of any professional fees or other costs or expenses in connection with the Transaction;

(f)

the payment of any fees, costs or Tax incurred or paid by any Group Company as a result of the occurrence of any of those matters set out in paragraphs (a) to (e) above (which shall for the purposes of this paragraph (f) and clause 7 be deemed to have been received by the person receiving the benefit of the matter in question); and

(g)	the agreement or commitment (whether conditional or not) by any Group Company to do or procure the doing of any of the things set out in paragraphs (a) to (f) above,

other than any Permitted Leakage Payment;

“Legal VDD Report” means the legal vendor due diligence report prepared by Ashurst LLP dated 15 January 2021 (including all related schedules, appendices and addendums) in relation to the Transaction contained in the Data Room (folder 23);

“Listing Rules” means the listing rules made by the FCA under Part VI of FSMA;

“Locked Box Accounts” means the audited financial accounts of the WPD Group on a consolidated basis for the financial period ended on the Locked Box Date included in the Data Room (document 3.1.1.25);

“Locked Box Date” means 31 March 2020;

“London Stock Exchange” means the London Stock Exchange plc;

“Long-stop Date” means three months from the date of this agreement or as extended pursuant to clause 3.7 (or such other date as the Buyer and Seller may agree in writing);

“Management Accounts” means the:

(a)	unaudited management accounts of the WPD Group on a consolidated basis for the period from 1 April 2019 and ended on 31 March 2020 included in the Data Room (document 3.2.3.3);

(b)	unaudited management accounts of the WPD Group on a consolidated basis for the period from 1 April 2020 and ended on 31 October 2020 included in the Data Room (document 3.2.3.4); and

(c)	unaudited management accounts of the WPD Group on a consolidated basis for the period from 1 November 2020 and ended on 31 January 2021 included in the Data Room (document 3.2.3.5);

“Management Bonuses” means any bonuses (other than the Transition Incentive Awards) paid or agreed to be paid by any member of the Group before, on or around Completion to certain members of the Group’s management in relation to the Transaction;

“Material Commercial Contracts” means the material commercial agreements of the Group, comprising the top 21 agreements (by contract value) whereby a Group Company is the beneficiary of works, services and/or goods, which for the purposes of identification are set out in the “material commercial agreements” list contained in the Data Room (document 6.2.1.25.1);

“Material IT Agreement” means each IT Agreement that is of material importance to the conduct of the Group’s business contained in the Data Room (folder 14.1.6);

“Material IT System” has the meaning given in paragraph 15.1 (Information Technology) of schedule 1 (Seller Warranties);

“Material Permits” means all material licences (including the Distribution Licences), conditions, permits, approvals, authorisations, certificates, confirmations and consents which are necessary for the operation of the Group’s business as it is currently operated, other than the EHS Consents;

“Merger Notice” means a notice within the meaning of section 96 of the Enterprise Act 2002;

“Merger Review” means any inquiry, information request, investigation or other process conducted or proposed to be conducted by the CMA in respect of the Transaction for the purposes of Part 3 of the Enterprise Act 2002, whether following submission by National Grid of a Merger Notice or otherwise, and whether or not the CMA has formally opened an investigation;

“Model” means the financial model produced for the purposes of the Transaction and contained in the Data Room (document 21.8);

“National Grid Facility Agreement” means the bridge facility agreement dated on or prior to the date hereof entered into between, amongst others, National Grid (as borrower) and Barclays Bank PLC and Goldman Sachs Bank USA (as the Mandated Lead Arrangers);

“Notice of Control” means a notice of control from the Buyer in respect of its proposed acquisition of control over the FCA Regulated Entity pursuant to Part XII of FSMA and Article 6A of the Controllers Exemption Order;

“Notified Leakage” means the amount of any dividend in respect of the calendar year ending 31 December 2021 which is paid to the Seller prior to the date which is 5 Business Days prior to Completion;

“NSI Bill” means the National Security and Investment Bill 2020;

“Ofgem” means the Office of Gas and Electricity Markets;

“Options Spreadsheet” means the “WPD option to tax” document contained in the Data Room (document 16.8.9);

“PAYE” means pay as you earn, the system requiring employers to deduct income tax from employees’ salary (or an equivalent withholding system in any overseas jurisdiction);

“Pension Funding Obligations” means the obligations of the Group Companies in respect of:

(a)	the EA Technology Group of the Electricity Supply Pension Scheme; and

(b)	Electricity Pensions Limited;

“Pension Schemes” means:

(a)	the 2010 Section of the Western Power Pension Scheme; and

(b)	the Defined Benefit Pension Schemes;

“Permitted Leakage Payment” means any of the payments or other matters set out in schedule 4;

“Personal Data” has the meaning given in DP Legislation;

“Phantom Stock Options” means the phantom stock options issued to employees under the Group’s long-term incentive plan, the details of which are contained in the Data Room (documents 8.2.6 and 8.2.22);

“Post-Completion Services Summary” means the “Vortex—Post-Completion Services” document contained in the Data Room (document 22.6);

“Properties” means all the freehold and leasehold land owned, used or occupied by a Group Company and as are necessary for the operation of the Group’s business as it is currently operated;

“Property Rights” means all easements, wayleaves and other similar rights granted or reserved to a Group Company;

“Registrar of Companies” means the registrar of companies in England and Wales;

“Related Persons” means:

(a)	in the case of the Seller, any member of the Seller’s Group; and

(b)	in the case of the Buyer any member of the Buyer’s Group,

and all of them and each of them from time to time as the context admits;

“Relevant Regulator” means (a) with respect to the FCA Condition, the FCA, (b) with respect to the GFSC Condition, the GFSC, and (c) with respect to the NSI Condition, the Secretary of State or BEIS;

“Relief” has the meaning given to it in the Tax Deed;

“Resolutions” has the meaning given to it in clause 3.1(c);

“Retained Companies” means PPL UK Resources Limited, PPL WPD Limited and PPL UK Distribution Holdings Limited;

“Schedule of Particulars” means the schedule setting out the particulars of each Group Company contained in the Data Room (document 1.1.5);

“Secretary of State” means the Secretary of State for Business, Energy and Industrial Strategy;

“Seller Connected Persons” means in respect of the Seller, any member of the Seller’s Group or any of its or their respective advisers, directors, officers or employees, but (with the exception of Vincent Sorgi, Joseph Bergstein, Gregory Dudkin, Andrew Elmore, Joanna Raphael and Stacy Frey) should not include any Group Company or any of their respective advisers, directors, officers or employees;

“Seller Fundamental Warranties” means the warranties set out in clause 8.2;

“Seller Fundamental Warranty Claim” means a claim in respect of a breach of the Seller Fundamental Warranties;

“Seller Warranties” means the warranties set out in clause 8.2 and schedule 1 (including, for the avoidance of doubt, the Tax Warranties);

“Seller Warranty Claim” means a claim in respect of a breach of the Seller Warranties;

“Seller’s Account” means the Seller’s bank account at Bank of New York Mellon, Account Number: 8033045450, Swift: IRVTUS3N, or such other account as is notified to the Buyer by the Seller not later than 10 Business Days prior to the Completion Date;

“Seller’s Group” means the Seller, its group undertakings (excluding from Completion the Group Companies) and all of them and each of them from time to time as the context admits and “member of the Seller’s Group” shall be construed accordingly (save that, for the purposes of the definition of Leakage, “Seller’s Group” and “member of the Seller’s Group” shall be deemed to exclude the Group Companies);

“Seller’s Group Guarantees” means any guarantee, security, indemnity, counter-indemnity, letter of comfort or other commitment or obligation given by or binding on the Seller or any other member of the Seller’s Group to any third party in respect of any liability or obligation of any member of the Group;

“Seller’s Solicitors” means Ashurst LLP of London Fruit & Wool Exchange, 1 Duval Square, London E1 6PW;

“Shares” means the entire issued share capital of the Company (being 2,716,100,001 ordinary shares of £1 each);

“Standard Commercial Contracts” means all of the Group contracts which have a value equal to or greater than £5 million whereby a Group Company is the beneficiary of works, services and/or goods (which are not Material Commercial Contracts);

“Subsidiary” means a subsidiary undertaking of the Company specified in Part B of the Schedule of Particulars and “Subsidiaries” means all those subsidiary undertakings;

“Supplementary Circular” has the meaning given to it in clause 3.4(e);

“STIP 2021 Award” means a payment to be made to each of the Key Employees by the Group under the PPL Corporation Short Term Incentive Plan included in the Data Room (document 8.6.45) either before or after Completion, such timing for payment to be determined by the Seller’s Group in respect of the period between 1 January 2021 and Completion, the value of such payment to each Key Employee to be determined by the Seller’s Group;

“Tax” or “tax” means:

(a)

any tax, and any duty, contribution, impost, withholding, levy or charge in the nature of tax, whether domestic or foreign, and includes corporation tax, income tax (including income tax required to be deducted or withheld from or accounted for in respect of any payment), national insurance and social security contributions, apprenticeship levy, capital gains tax, inheritance tax, value added tax, customs, excise and import duties, stamp duty, stamp duty land tax, stamp duty reserve tax, insurance premium tax, air passenger duty, rates and water rates, landfill tax, petroleum revenue tax, advance petroleum revenue tax, gas levy and any other payment whatsoever which any person is or may be or become bound to make to any person and which is or purports to be in the nature of taxation; and

(b)

all fines, penalties, interest, and surcharges relating in any way with any tax falling within paragraph (a) above (including, for the avoidance of doubt, where imposed as a result of a failure to make any return, comply with any reporting requirements or supply any information in connection with any such taxes);

“Tax Claim” means a Tax Deed Claim or a Tax Warranty Claim;

“Tax Deed” means a deed of covenant to be entered into between the Buyer and the Seller on the date of Completion;

“Tax Deed Claim” means a claim under clause 2 or clause 9 of the Tax Deed (including, for the avoidance of doubt, an Anti-hybrid Tax Indemnity Claim);

“Tax Return” means any return, declaration, computation, report, list, claim for refund, information return or similar statement with respect to any Tax, including any schedule or attachment thereto, and including any amendment thereof or written correspondence in relation thereto;

“Tax Warranties” means the warranties set out in paragraph 13 of schedule 1;

“Tax Warranty Claim” means a claim for breach of a Tax Warranty;

“Taxation Authority” means any local, municipal, governmental, state, federal or fiscal, revenue, customs or excise authority, body, agency or official anywhere in the world competent to impose or administer a liability to Tax, including HMRC and the IRS;

“Technical VDD Report” means the technical vendor due diligence report prepared by Ove Arup & Partners International Ltd dated 30 November 2020 in relation to the Transaction contained in the Data Room (document 21.5);

“Transaction” means the transaction(s) contemplated by this agreement;

“Transaction Documents” means this agreement, the Disclosure Letter and the Tax Deed, together with any other documents referred to in this agreement that have or will be entered into in connection with the Transaction;

“Transition Incentive Awards” means the Transaction related bonuses to be paid by the Group to each of the Key Employees in accordance with the Transition Incentive Award Letters;

“Transition Incentive Award Letters” means the letters to each of the Key Employees contained in the Data Room (documents 26.11 to 26.14 (inclusive)) and the amendments to such letters contained in the Data Room (documents 26.15 to 26.18 (inclusive)) concerning the Transition Incentive Awards;

“UK GAAP” means the United Kingdom Generally Accepted Accounting Practice, including Financial Reporting Standard 101;

“Unfunded Pension Arrangements” means:

(a)	the Ex-Hyder Directors Unfunded Pension Plan; and

(b)	the Eon UK’s Central Networks Business unfunded pension plan;

“VATA” means the Value Added Tax Act 1994 and “VAT legislation” means VATA and all regulations and orders made thereunder;

“Western Power Distribution Group” means the section of the Electricity Supply Pension Scheme known as the Western Power Distribution Group;

“Western Power Pension Scheme” means the pension scheme known as the Western Power Pension Scheme and governed by a definitive trust deed and rules dated 17 December 2012;

“Western Power Utilities Pension Scheme” means the pension scheme known as the Western Power Utilities Pension Scheme and governed by a definitive trust deed and rules dated 19 April 2006;

“WPD Group” means WPD plc and its subsidiary undertakings as at the date of this agreement and “WPD Group Company” and “member of the WPD Group” means any one of them;

“WPD plc” means Western Power Distribution plc (No. 09223384) whose registered office is at Avonbank, Feeder Road, Bristol, BS2 0TB;

“WPUPS Reimbursement Agreement” means the agreement between Western Power Distribution (South Wales) plc and the Seller dated 30 October 2014 pursuant to which all costs relating to the Western Power Utilities Pension Scheme funded by Western Power Distribution (South Wales) plc are reimbursed by the Seller contained in the Data Room (document 9.4.3.2); and

“WPUPS Reimbursement Novation Agreement” means the novation agreement between the Seller, Western Power Distribution (South Wales) plc and the Company dated 10 March 2021 novating the WPUPS Reimbursement Agreement pursuant to which the Seller will be released from the obligations under the WPUPS Reimbursement Agreement and the Company will reimburse Western Power Distribution (South Wales) plc for the costs relating to the funding of the Western Power Utilities Pension Scheme, contained in the Data Room (document 2.5.18.1).

1.2	In this agreement unless otherwise specified:

(a)	reference to a document in the “agreed terms” is a reference to that document in the form approved and for the purposes of identification initialled by or on behalf of the Seller and the Buyer;

(b)	“includes” and “including” shall mean including without limitation;

(c)	a “party” means a party to this agreement and includes its permitted assignees (if any);

(d)

a “person” includes any person, individual, company, firm, corporation, partnership, government, state or agency of a state or any undertaking (whether or not having separate legal personality and irrespective of the jurisdiction in or under the law of which it was incorporated or exists);

(e)	“subsidiary undertaking”, “parent company”, “group undertaking” and “undertaking” have the meanings as set out in the Companies Act 2006;

(f)	reference to any statute, statutory instrument or regulation are to those statutes, statutory instruments or regulations which are applicable to the United Kingdom;

(g)

reference to a “statute” or “statutory instrument” or “accounting standard” or any of their provisions is to be construed as a reference to that statute or statutory instrument or accounting standard or such provision as the same may have been amended or re-enacted before the date of this agreement;

(h)	reference to a “clause”, “paragraph” or “schedule” is to a clause of, a paragraph of or schedule to this agreement respectively;

(i)	“writing” includes any methods of representing words in a legible form and except where expressly stated otherwise, shall include email;

(j)	words denoting the singular shall include the plural and vice versa and words denoting any gender shall include all genders;

(k)	reference to the time of day is reference to that time in London, England;

(l)	reference to $ or dollars is to the lawful currency of the United States; and

(m)	reference to £ or pounds sterling is to the lawful currency of the United Kingdom.

1.3	The schedules form part of the operative provisions of this agreement and references to this agreement shall, unless the context otherwise requires, include references to the schedules.

1.4	The headings in this agreement are for information only and are to be ignored in construing it.

1.5

Any question of whether a person is connected with another shall be determined in accordance with sections 1122 and 1123 of CTA 2010 (except that in construing sections 1122 and 1123 “control” has the meaning given by section 1124 or section 450 of CTA 2010 so that there is control whenever section 1124 or 450 requires) which shall apply in relation to this agreement as it applies in relation to CTA 2010.

2.	SALE AND PURCHASE

2.1

Upon the terms of this agreement and subject to the Conditions, the Seller shall sell and the Buyer shall purchase the Shares with effect from Completion with full title guarantee free from any Encumbrance, together with all accrued benefits and rights attached thereto.

2.2	The consideration for the sale of the Shares shall be the Consideration which shall be satisfied in cash upon Completion in accordance with clause 6.4(b).

2.3

The Seller waives or agrees to procure the waiver of any rights or restrictions conferred upon it or any other person which exist in relation to the transfer of the Shares hereunder under the articles of association of the Company or otherwise.

2.4	The Buyer shall not be obliged to complete the purchase of any of the Shares unless the Seller completes the sale of all of the Shares simultaneously.

2.5

Any payment due in respect of any claim under any Transaction Document shall for all purposes be deemed to be and shall take effect as a reduction in Consideration paid to the person making such payment.

3.	CONDITIONS

3.1	Completion is conditional upon the fulfilment of each of the Conditions as follows:

(a)	either:

(i)

the FCA has given notice in writing, in accordance with section 189(4) or 189(7) of FSMA that it approves the Buyer, and all other persons who would on Completion become a controller of the FCA Regulated Entity (in each case an “Additional Notice Giver”), acquiring control of the FCA Regulated Entity pursuant to this agreement; or

(ii)	the assessment period shall have elapsed in accordance with Part XII of FSMA where, within such period the FCA has neither:

(A)	given such notice that it approves the obtaining by the Buyer and each Additional Notice Giver of control over the FCA Regulated Entity; nor

(B)

issued a warning notice in response to the Notice of Control, so that the FCA is treated as having approved the obtaining of control over the FCA Regulated Entity by the Buyer and each Additional Notice Giver pursuant to section 189(6) of FSMA, and for the purposes of this clause 3.1(a), “control” and “controller” shall be defined and construed in accordance with FSMA (the “FCA Condition”);

(b)	either:

(i)

the GFSC has given notice in writing that it approves or has no objection to the acquisition of the GFSC Regulated Entity by the Buyer and all other persons who would on Completion become a controller of the GFSC Regulated Entity; or

(ii)

the assessment period shall have elapsed since the date on which the GFSC received the Change of Controller Application in circumstances such that the GFSC is deemed as having given written approval or confirmation of no objection of the obtaining of control over the GFSC Regulated Entity by the Buyer and all other persons who would on Completion become a controller of the GFSC Regulated Entity pursuant to section 25 of the Insurance Law, and for the purpose of this clause 3.1(b), “controller” shall be defined and construed in accordance with the provisions of the Insurance Law (the “GFSC Condition”);

(c)

the passing at the General Meeting of ordinary resolutions approving: (i) the purchase of the Shares pursuant to this agreement for the purposes of Chapter 10 of the Listing Rules, or otherwise satisfying the requirement for shareholder approval for the Transaction under Chapter 10 of the Listing Rules; and (ii) an increase in the borrowing limit in National Grid’s articles of association (the “Resolutions”) (the “Shareholder Approval Condition”); and

(d)

if the mandatory notification regime proposed in Section 14 of the NSI Bill (whether or not subject to any amendments during the passage of the NSI Bill through the UK Parliament) enters into force prior to Completion and the Buyer concludes (acting reasonably and in consultation with the Seller) that the Transaction must be approved by the Secretary of State in advance of Completion under that mandatory notification regime , the Secretary of State granting such approval or being legally deemed to have done so (with an approval for this purpose including (i) a confirmation that no further action will be taken or (ii) an approval which is subject to conditions or remedies that are imposed by order or are otherwise agreed, provided that Completion is in accordance with the terms of such order or agreement) (the “NSI Condition”),

(together,	the “Conditions”).

3.2	In relation to the Conditions:

(a)	the Buyer shall notify in writing the Seller promptly but in any event within one Business Day upon becoming aware that:

(i)

circumstances have arisen that are reasonably likely to result in one or more of the Conditions not being satisfied prior to the Long-stop Date together with such details of the relevant circumstances as are in the Buyer’s possession at the relevant time; or

(ii)	any Condition has been fulfilled and provide evidence of the same.

3.3	In relation to the FCA Condition, the GFSC Condition and the NSI Condition:

(a)

the Buyer undertakes to take all steps within its control (and to procure that any member of the Buyer’s Group takes all steps within the control of the Buyer’s Group) that are necessary to ensure that the Conditions are fulfilled as soon as possible and, in any event, prior to the Long-stop Date, and in particular, shall:

(i)	submit all appropriate submissions, notifications and filings in relation to the Transaction to each Relevant Regulator as soon as reasonably practicable and in any event shall:

(A)	with respect to the FCA Condition, submit a Notice of Control relating to the Transaction to the FCA no later than 25 March 2021;

(B)	with respect to the GFSC Condition, submit a Change of Controller Application relating to the Transaction to the GFSC no later than 25 March 2021; and

(C)

if the circumstances described in clause 3.1(d) apply, with respect to the NSI Condition, submit a mandatory notification relating to the Transaction in the required form to the Secretary of State or BEIS (as required) within five (5) Business Days of the date on which the circumstances described in clause 3.1(d) became applicable,

subject,	in each case, to the Seller having complied with its obligations under clause 3.5;

(ii)

insofar as legislation deriving from the NSI Bill is not in force as at the date of this agreement but at any point prior to Completion it becomes apparent to the Buyer (acting reasonably) that there is a reasonable likelihood that such legislation will be in force prior to Completion such that the NSI Condition will become applicable, engage with BEIS as soon as possible after such reasonable likelihood arises to:

(A)	agree all of the information that BEIS wishes or requires to be included in a notification relating to the Transaction, and insofar as possible, agree the form of the notification with BEIS, and

(B)	insofar as possible, pre-empt any concerns which BEIS or the Secretary of State may have,

in each case, with a view to satisfying the NSI Condition (to the extent that it becomes applicable) as soon as practicable following the NSI Bill (whether or not subject to any amendments during the passage of the NSI Bill through the UK Parliament) coming into effect;

(iii)

promptly (but in any case within one Business Day) notify in writing the Seller and its advisers of any substantive communications with or requests for information from any Relevant Regulator in relation to the Transaction;

(iv)

notify in writing the Seller and its advisers sufficiently in advance of any substantive document, communication, notification or filing which it proposes to submit or make to any Relevant Regulator in relation to the Transaction and:

(A)

provide the Seller and its advisers with copies of such substantive documents, communications, notifications or filings in draft form, including any supporting documentation or information reasonably requested by the Seller;

(B)	provide the Seller and its advisers with a reasonable opportunity to provide comments on such drafts prior to their submission and (acting reasonably) take account of those comments in good faith; and

(C)	promptly provide the Seller and its advisers with copies of all communications, documents, notifications and filings in the form submitted to each Relevant Regulator;

(v)

in the event that any Relevant Regulator indicates that some form of condition, remedy, undertaking or commitment is or is likely to be necessary in order to approve the Transaction and thereby satisfy a Condition, at its own cost and expense, propose, offer, negotiate and agree with each Relevant Regulator such condition, remedy, undertaking or commitment that is within the control of the Buyer or any other member of the Buyer’s Group and may be necessary to obtain the relevant approval and satisfy the relevant Condition with respect to the Transaction. For the avoidance of doubt such condition, remedy, undertaking or commitment may involve the sale, divestiture, licence or disposition of any necessary assets, rights or businesses of the Buyer, any other member of the Buyer’s Group, the Company or any other member of the Group (including, for the avoidance of doubt, the Shares or any asset, business or right of any member of the Group), or if acceptable to the Relevant Regulator, may involve an undertaking or commitment on behalf of the Buyer, any other member of the Buyer’s Group, the Company or any other member of the Group to conduct its or their affairs or to behave in a particular manner; and

(vi)

submit all remedy offers which may be required for the purposes of paragraph (v) above to any Relevant Regulator in a fully reasoned and documented form in accordance with any required procedures and within any required timeframes;

(b)

unless the Relevant Regulator objects, allow persons nominated by the Seller to attend all meetings and participate in all substantive telephone or other conversations with any Relevant Regulator (save to the extent that the Relevant Regulator expressly requests that the Seller should not be present at the meeting or part or parts of the meeting) and to make oral submissions at such meetings or in such telephone or other conversations; and

(c)

keep the Seller promptly and fully informed as to the progress of any substantive communications, notifications or filings which are made with a view to obtaining the relevant clearance, consent or approval from the Relevant Regulator, save that in relation to all disclosures under this clause 3.3, confidential or commercially sensitive information may be disclosed on a confidential “counsel to counsel” basis only from the Buyer’s Solicitors to the Seller’s Solicitors.

3.4	In relation to the Shareholder Approval Condition,

(a)	National Grid shall:

(i)

unless an Adverse Recommendation Change has occurred and has not been reversed, regularly review with the Seller the progress of the approval by the FCA of the Circular and the satisfaction of the Shareholder Approval Condition;

(ii)

unless an Adverse Recommendation Change has occurred and has not been reversed, procure that the Circular is despatched to those entitled to receive it, in accordance with the Listing Rules, by the date which is the later of:

(A) 1 April 2021; and

(B) the 5th Business Day after (x) a copy of the £210,000,000 Revolving Credit Facility Agreement Amendment Agreement, duly signed by each party to that agreement, has been provided to National Grid or (y) if the Seller has elected that WPD plc will prepay or repay all amounts drawn under the £210,000,000 Revolving Credit Facility and cancel all Commitments (as defined therein, as applicable) in full, confirmation in writing to National Grid’s reasonable satisfaction that such prepayment or repayment and cancellation has occurred, together with any other documentation, announcement, form, notice or circular required for the purpose of seeking approval from National Grid’s shareholders to implement the Transaction and which convenes the General Meeting for a date no later than twenty-eight days from the date that the Circular is published, or such other date as the Seller and the Buyer may agree in writing;

(iii)

unless an Adverse Recommendation Change has occurred and has not been reversed, prior to the General Meeting, solicit votes in favour of the Resolutions and keep the Seller reasonably informed of the number of proxy votes received in favour and the number of proxy votes received against the Resolution (and any abstentions);

(iv)

unless an Adverse Recommendation Change has occurred and has not been reversed, propose the Resolutions as set out in the notice of the General Meeting accompanying the Circular without amendment and not seek to amend the Resolutions without the prior written consent of the Seller (such consent not to be unreasonably withheld or delayed);

(v)

unless an Adverse Recommendation Change has occurred and has not been reversed, subject to clause 3.4(c), convene, hold and transact the relevant business at the General Meeting at the time and date specified in the Circular and take such steps as may be necessary in connection therewith; and

(vi)

once the Resolutions have been approved by the shareholders of National Grid, not propose any resolution or take any action which would result in the Resolutions being revoked or amended, other than if requisitioned to do so by National Grid shareholders in accordance with the Companies Act 2006;

(b)

unless, in each case, the directors of National Grid determine that despatching the Circular incorporating a unanimous and unqualified recommendation from the directors of National Grid to National Grid’s shareholders to vote in favour of the Resolutions to be proposed at the General Meeting, or not altering, modifying or revoking such recommendation (an “Adverse Recommendation Change”) would constitute or would be highly likely to constitute a breach of their statutory or fiduciary duties, National Grid shall despatch the Circular incorporating a unanimous and unqualified recommendation from the directors of National Grid to National Grid’s shareholders to vote in favour of the Resolutions to be proposed at the General Meeting and National Grid shall not fail to despatch the Circular or alter, modify or revoke such recommendation. National Grid shall obtain and take into account reputable external legal advice in respect of the same prior to an Adverse Recommendation Change and shall (to the extent not prohibited by applicable law) notify the Seller as soon as practicable if the directors of National Grid determine that it is necessary to make an Adverse Recommendation Change and shall provide the Seller with reasonable detail in relation to the reason(s) for such Adverse Recommendation Change (including the matters, events or circumstances giving rise to such determination);

(c)

unless an Adverse Recommendation Change has occurred and has not been reversed, National Grid shall not adjourn the General Meeting without the prior written consent of the Seller (not to be unreasonably withheld or delayed) unless it is not possible to seek such consent because the motion to adjourn is only moved at the General Meeting either by shareholders (other than the directors) or by the chairman as required by his fiduciary duties and obligations as chairman of the General Meeting. Notwithstanding any provision of this agreement to the contrary, National Grid may, in its sole discretion (acting reasonably), adjourn, recess or postpone the General Meeting: (i) to the extent required by applicable law; or (ii) if at the time for which the General Meeting is scheduled (as set forth in the Circular) there is an insufficient number of National Grid’s shares represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the General Meeting. Unless an Adverse Recommendation Change has occurred and has not been reversed, if the General Meeting is adjourned to a day other than that on which it was originally convened, it shall be adjourned for as short a period as is reasonably practicable (or such longer period as the Seller and National Grid may agree in writing, such agreement not to be unreasonably withheld or delayed);

(d)	the Seller shall, to the extent such information is within its control or the control of the relevant Group Company, and subject to all applicable law:

(i)

procure that the Group shall, in a timely manner, provide such information as is reasonably requested by the Buyer or National Grid for the purposes of compliance with the Listing Rules in connection with the production of the Circular (and any supplement or amendment thereto); and

(ii)

in a timely manner, provide such information relating to the Seller or the Seller’s Group as is reasonably requested by the Buyer or National Grid for the purpose of compliance with the Listing Rules in connection with the production of the Circular (and any supplement or amendment thereto), provided that neither the Seller nor any Group Company shall authorise or take any responsibility for the form or content of the Circular (or any part of them);

(e)

each party shall promptly notify the other parties if it becomes actually aware that any of the information supplied by, or on behalf of, it for the purposes of the Circular contains a misstatement or omission, or otherwise has become false or misleading, in each case in any material respect, or that the Circular contains any untrue statement of a material fact or omits to state any material fact necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, or otherwise requires an amendment or supplement, and shall supply such information to the others as shall be necessary to correct the misstatement or omission. Without limiting the foregoing, if a party becomes aware of any event or change which is required under the Listing Rules to be set out in an amendment or supplement to the Circular (a “Supplementary Circular”) (including as a result of a misstatement or omission of the kind described in the immediately preceding sentence), as applicable, such party shall promptly inform the other parties, and National Grid shall (to the extent required by applicable law):

(i)	prepare any Supplementary Circular as soon as reasonably practicable following the matter or circumstance giving rise to the requirement to publish that Supplementary Circular;

(ii)	allow the Seller reasonable opportunity to review and comment on any such Supplementary Circular and take into account any reasonable comments of the Seller;

(iii)	use reasonable best efforts to finalise any Supplementary Circular and to obtain approval of the Supplementary Circular from the FCA as soon as reasonably practicable; and

(iv)	subject to approval of the FCA, publish and (to the extent required) dispatch the Supplementary Circular to its shareholders promptly after receipt of such approval; and

(f)	each party shall be entitled to terminate this agreement at any time prior to the Long-stop Date by written notice to the other party if the directors of National Grid:

(i)

fail to include in the Circular a unanimous and unqualified recommendation from the directors of National Grid to National Grid’s shareholders to vote in favour of the Resolutions to be proposed at the General Meeting pursuant to clause 3.4(b); or

(ii)	make an Adverse Recommendation Change, which has not been reversed, prior to the Resolutions being approved.

3.5	In relation to the Conditions, the Seller shall:

(a)

promptly provide the Buyer and the Relevant Regulators with any information that is reasonably requested by the Buyer or any Relevant Regulator (as applicable) and reasonably required for the purpose of making any filings, submissions and notifications (including for the purposes of responding to requests for further information) in relation to the Transaction;

(b)

notify in writing the Buyer and its advisers sufficiently in advance of any substantive document or communication which it proposes to submit or make to any Relevant Regulator in relation to the Transaction and:

(i)	provide the Buyer and its advisers with copies of such substantive documents or communications in draft form, including any supporting documentation or information reasonably requested by the Buyer;

(ii)	provide the Buyer and its advisers with a reasonable opportunity to provide comments on such drafts prior to their submission and (acting reasonably) take account of those comments; and

(iii)	provide the Buyer and its advisers with copies of all such communications or documents in the form submitted to a Relevant Regulator;

save that in relation to all disclosure under this clause 3.5, confidential or commercially sensitive information may be disclosed on a confidential “counsel to counsel” basis only from the Seller’s Solicitors to the Buyer’s Solicitors.

3.6	The Conditions may only be waived in whole or in part by both the Seller and the Buyer in writing.

3.7	This agreement shall terminate on the Long-stop Date if any of the Conditions have not been fulfilled or waived on or before the Long-stop Date, provided that:

(a)

the Long-stop Date shall be automatically extended by two months without any action required by any party if, as at the Long-stop Date, the FCA Condition and/or the GFSC Condition have not been satisfied; and

(b)

the Long-stop Date shall be automatically extended by two months without any action required by any party if, as at the Long-stop Date (including following any extension pursuant to clause 3.7(a)): (i) the circumstances described in clause 3.1(d) apply and the NSI Condition has not been satisfied, and (ii) all other Conditions have been satisfied.

3.8	If this agreement terminates in accordance with clause 3.4(f) or 3.7 then the obligations of the parties shall automatically terminate save that:

(a)	the rights and liabilities of the parties which have accrued prior to termination; and

(b)	this clause 3.8 and clauses 5, 9, 10, 11, 12 to 15, and 21 to 28,

shall in each case continue to subsist.

4.	PERIOD TO COMPLETION

4.1	Subject to clause 4.2, the Seller undertakes with the Buyer to exercise all its rights (including its votes as shareholder in the Company) to procure that each Group Company shall:

(a)

comply with schedule 3 (but only insofar as schedule 3 expressly provides that its terms are applicable to that Group Company), and save as otherwise approved by the Buyer (such approval not to be unreasonably withheld, conditioned or delayed);

(b)

operate its business and activities in the usual course in compliance with all laws and regulations applicable to it which are material to the conduct of the business and in substantially the same manner as its business has been carried out on and before the date of this agreement; and

(c)	take all reasonable steps to preserve and protect its business and assets,

in each case, in the period between the date of this agreement and the date on which Completion occurs.

4.2	Clause 4.1 shall not apply in respect of and shall not operate so as to restrict or prevent:

(a)

if Completion has not occurred by the date falling 20 days prior to the Final Maturity Date (as defined in the £350,000,000 Term Loan Facility Agreement), any member of the Group agreeing an amendment to the £350,000,000 Term Loan Facility Agreement in order to extend the maturity date of the term loan made thereunder or entering into a replacement of the £350,000,000 Term Loan Facility Agreement, provided that such amendment and extension or replacement shall be on substantially the same terms as the £350,000,000 Term Loan Facility Agreement and shall not result in any additional costs, expenses or break fees being incurred or payable by the Group (unless otherwise agreed with the Buyer);

(b)

WPD plc (i) agreeing an amendment to (or a waiver of any term of) the £210,000,000 Revolving Credit Facility Agreement and/or the £50,000,000 Term Loan Facility Agreement in order to cure or remedy any default or event of default (howsoever described) that is or may be continuing and/or (ii) if any such amendment is not obtained to cure or remedy any default of event of default (howsoever described), prepaying or repaying all amounts drawn under the £210,000,000 Revolving Credit Facility Agreement and/or the £50,000,000 Term Loan Facility Agreement (and cancelling any such facility so prepaid or repaid) and, if any member of the Group so elects, entering into one or more new debt financing arrangements (whether with a third party or a member of the Seller Group) to fund such prepayment or repayment with an aggregate committed amount of not more than the facility or facilities prepaid or repaid and cancelled, provided that (x) any such amendment (or waiver) shall not impose any materially more onerous terms on the Group (or any member of the Group) and shall not result in any additional costs, expenses or break fees being incurred or payable by the Group or (y) any such new debt financing arrangement entered into shall be on materially no worse terms than the facility or facilities prepaid or repaid and cancelled (unless, in any such case, otherwise agreed with the Buyer) provided that it may be a term of such new debt financing arrangement that it shall be repayable immediately following Completion;

(c)

any matter reasonably undertaken by any Group Company or member of the Seller’s Group in an emergency or disaster situation or other serious incident or circumstance (including, without limitation, taking any measures reasonably required as a result of Covid-19 or any other pandemic) with the bona fide intention of minimising any adverse effect thereof where time is of the essence and seeking the consent of the Buyer might, in the reasonable opinion of the Seller, lead to a material adverse effect on the Group, imminent loss of life, personal injury or destruction of property and provided that the Buyer is promptly notified and kept up to date of such matters;

(d)

the completion or performance of actions which are reasonably necessary to discharge any obligations undertaken pursuant to any legal or regulatory obligation or pursuant to any contract, arrangement, licence or consent entered into by or relating to any Group Company prior to the date of this agreement;

(e)

any matter or action expressly provided for in, permitted, or required by the Transaction Documents or the Model, or expenditure provided for in, permitted, or required by the Transaction Documents or the Model;

(f)	any Permitted Leakage Payment;

(g)	any matter required in order to ensure that the Group complies with any law or regulation applicable to it or to comply with an official written request by any applicable regulatory authority;

(h)	any matter undertaken at the written request or with the written consent of the Buyer; and

(i)

the agreement or commitment (whether conditional or not) by any member of the Group or the Seller’s Group (as applicable) to do or procure the doing of any of the things set out in clauses 4.2(a) to (h), in each case, in the period between the date of this agreement and the date on which Completion occurs.

4.3

In the event that the approval of the Buyer is sought for the purpose of clause 4.1, either the Seller or any member of the Group or the Seller’s Group may seek such consent by written notice delivered via e-mail to the following persons (and any other persons that the Buyer notifies to the Seller from time to time for this purpose):

Attention:	The Company Secretary
Email:	box.Group.CoSec@nationalgrid.com

4.4

The Buyer’s approval shall be deemed to have been given to the Seller if such approval has neither been granted nor denied by the Buyer within 10 Business Days of the Buyer having been notified of the request for approval in accordance with clause 4.3. In respect of any amendment to the corporation tax returns for the period ended 31 March 2019, the Buyer acknowledges that the Seller will seek approval shortly before the latest date on which those returns can be filed, being 31 March 2021, and agrees that it will not withhold, condition or delay approval by reason of the limited time to review such returns and will use all reasonable endeavours to approve such returns to enable them to be filed by the latest date on which such returns can be filed, provided that the Seller has bona fide and with reasonable despatch kept the Buyer informed of any material changes to the basis for the amendments to such corporation tax returns from that of which the Buyer is aware at the date of this agreement as based on the Disclosure Letter and that in any event the amended return is made available to the Buyer on or before Monday 29 March 2021 (during normal business hours).

4.5

Prior to Completion, in relation to any submission to Ofgem to be made by any Group Company in respect of any matter which the Seller considers, acting in good faith, to be of material importance to the business of any Group Company, the Seller shall, and shall procure that the Group Companies shall:

(a)	provide the Buyer and its advisers with any information that is reasonably requested by the Buyer in relation to such matter;

(b)

notify in writing the Buyer and its advisers sufficiently in advance of any substantive document or communication which the Seller or any Group Company proposes to submit or make to Ofgem in relation to such matter and:

(i)	provide the Buyer and its advisers with copies of such substantive documents or communications in draft form, including any supporting documentation or information reasonably requested by the Buyer;

(ii)	provide the Buyer and its advisers with a reasonable opportunity to provide comments on such drafts prior to their submission and (acting reasonably) consider those comments; and

(iii)	provide the Buyer and its advisers with copies of all such communications or documents in the form submitted to Ofgem.

4.6

Notwithstanding any other provision of this agreement, in respect of any disclosures required under this agreement (including this clause 4), competitively sensitive information may be disclosed on a confidential “counsel to counsel” basis only from the Seller’s Solicitors to the Buyer’s Solicitors.

4.7	Pending Completion:

(a)

on reasonable notice by the Buyer to the Seller, the Seller shall procure that the Group Companies shall give the Buyer and any person authorised by it reasonable access to the premises of any Group Company during normal business hours (at the Buyer’s cost and expense) so far that it is lawful and permitted under law, regulation and government guidance including with respect to COVID-19; and

(b)	the Seller shall procure that:

(i)

monthly management accounts including supporting information are provided to the Buyer, together with any other information reasonably requested by the Buyer in relation to the Group Companies and their businesses from time to time; and

(ii)

members of the senior management team of the Group shall meet (including by means of telephone, video conference or other audio or audio-visual link or other form of telecommunication) with representatives of the Buyer on a fortnightly basis for the purpose of discussing regulatory matters, progress on IT and cyber matters, transition planning and business performance and providing context to the materials provided to the Buyer pursuant to clause 4.7(b)(i).

4.8

Each party agrees that it will provide all information requested in writing by the other reasonably required to enable the other to comply with its obligations under the Proceeds of Crime Act 2002 and the Money Laundering, Terrorist Financing and Transfer of Funds (Information on the Payer) Regulations 2017 whether such obligations apply prior to Completion or thereafter.

4.9	The Seller shall:

(a)

if agreed between the parties, use reasonable endeavours to procure that an amount equal to the Additional Consideration accrued as at the date of such agreement is paid to the Seller as Notified Leakage; and

(b)	notify the Buyer in writing of any Notified Leakage at least 5 Business Days prior to Completion.

4.10

The Seller confirms that as at the date of this agreement, no Group Company has any liability under the Demand Loan and that all amounts outstanding or payable by the borrower under the Demand Loan (including any principal, interest, fees and costs) have been paid in full and that the Demand Loan has been validly terminated.

5.	TERMINATION FEE

5.1

Without prejudice to any other rights or remedies the Seller may have against the Buyer under this agreement or otherwise, but subject to clause 5.2, the Buyer shall pay to the Seller an amount in cash equal to:

(a)	$150,000,000 (the “Termination Fee”) if:

(i)

this agreement is terminated pursuant to clause 3.4(f), in which case the Termination Fee shall become due and payable five (5) Business Days following service of the notice of termination pursuant to clause 3.4(f); or

(ii)

(x) an Adverse Recommendation Change occurs and has not been reversed; and (y) the General Meeting is convened and the Resolutions are put to the General Meeting and not passed (or, if adjourned, any such General Meeting which is re-convened), in which case the Termination Fee shall become due and payable five (5) Business Days following the final closing of such General Meeting (or such adjourned General Meeting as applicable); or

(iii)

an Adverse Recommendation Change occurs and has not been reversed, and the General Meeting has not been held prior to the Long-stop Date, in which case the Termination Fee shall become due and payable five (5) Business Days following the Long-stop Date,

(the occurrence of any of those matters set out in paragraphs (i) to (iii) above being a “Termination Fee Event”); or

(b)

the total amount of all reasonable and documented fees, costs and expenses incurred by the Seller in connection with the preparation, execution and performance of this agreement and the transactions contemplated hereby, in an amount not to exceed $50,000,000 (the “Expenses Fee”) if (x) no Adverse Recommendation Change has occurred or has occurred but has been reversed prior to the General Meeting, and (y) the General Meeting is convened and the Resolutions are put to the General Meeting and not passed (or, if adjourned, any such General Meeting which is re-convened), in which case the Expenses Fee shall become due and payable five (5) Business Days following the final closing of such General Meeting (or such adjourned General Meeting as applicable) (an “Expenses Fee Event”) provided that at such time the Buyer has received written notice from the Seller describing the fees and expenses which constitute the Expenses Fee in reasonable detail, and if it has not received such notice the Expenses Fee shall be payable five (5) Business Days following such receipt.

5.2	The payment of the:

(a)

Termination Fee shall be in full and final settlement of any claims, whether present or future and whether known or unknown, which the Seller has or may have against any member of the Buyer’s Group arising out of or in connection with a Termination Fee Event; and

(b)

Expenses Fee shall be in full and final settlement of any claims, whether present or future and whether known or unknown, which the Seller has or may have against any member of the Buyer’s Group arising out of or in connection with a Expenses Fee Event.

5.3

If the Termination Fee or the Expenses Fee (as applicable) is due under clause 5.1, it will be paid by electronic transfer to the Seller’s Account for same day value. Without prejudice to any other rights or remedies the Seller may have against the Buyer under this agreement or otherwise, in no circumstances shall the Buyer be required to pay more than one of the Termination Fee and the Expenses Fee.

5.4

The parties acknowledge that this clause 5 is an integral part of the Transaction, and that without clause 5, the parties would not have entered into this agreement; accordingly, if the Buyer fails to pay, when due under clause 5.1, the Termination Fee or the Expenses Fee (as applicable), then the sums not paid at that time shall bear interest at an annual interest rate of 3% above the base rate of the Bank of England from time to time accruing daily and compounding quarterly from the date such payment was due under this agreement until the date of payment.

5.5

Any references to the amount of the Termination Fee or the Expenses Fee are references to such amount exclusive of VAT chargeable in respect of any supply of goods or services for which such amount may be consideration. The Parties acknowledge that no VAT is expected to arise in respect of the payment of such amounts. In the event that any VAT is chargeable, the amount of such VAT shall be paid in addition to the Termination Fee or the Expenses Fee promptly following production of a valid VAT invoice in respect thereof.

5.6

Where the Expenses Fee is calculated by reference to any fee, cost or expense incurred by the Seller, the relevant fee, cost or expense shall be deemed to include an amount equal to any VAT comprised in that expenditure which is not recoverable by the payee (or the representative member of its VAT group) as input tax under section 25 VATA.

6.	COMPLETION

6.1

Completion shall take place at the offices of the Seller’s Solicitors (or remotely via the electronic exchange of executed documents) on the fifth Business Day following the day when all of the Conditions have been fulfilled or waived in accordance with clause 3.6, or if the parties agree, acting reasonably, that Completion on such fifth Business Day is impracticable, Completion shall take place on the last Business Day of the month in which the last remaining Condition has been fulfilled or waived (or at such other venue and/or date as the Buyer and Seller may agree in writing).

6.2	On Completion the Seller shall deliver to the Buyer or, in the case of clause 6.2(d), make available to the Buyer at the offices of the Group:

(a)	transfers in common form relating to all the Shares duly executed by the Seller in favour of the Buyer;

(b)	share certificates (or an indemnity for lost share certificates in the agreed terms) relating to the Shares each showing the name of the Seller as the registered holder;

(c)

letters of resignations in the agreed terms in respect of such directors or company secretaries of any Group Company as may be requested by the Buyer in writing at least five (5) Business Days prior to Completion executed as a deed and waiving all claims against the Company and any Group Company;

(d)	the certificates of incorporation and statutory books and share certificate books of each Group Company;

(e)	the Seller’s duly executed counterpart of the Tax Deed; and

(f)	an irrevocable power of attorney from the Seller in the agreed form relating to the exercise of rights in respect of the Shares pending their registration in the name of the Buyer.

6.3

At or prior to Completion (and prior to the taking effect of the resignations of the directors and company secretary referred to in clause 6.2(c)) the Seller shall procure the passing of board resolutions of each Group Company in the agreed terms:

(a)

(in the case of the Company), subject where necessary to due stamping, sanctioning for registration of the transfers in respect of the Shares and authorising the delivery to the Buyer of share certificates in respect of the Shares;

(b)	accepting the resignations referred to in clause 6.2(c); and

(c)

appointing such persons as notified to the Seller by the Buyer in writing at least five (5) Business Days prior to Completion to be the directors and company secretaries of the relevant Group Companies;

6.4	On Completion, the Buyer shall:

(a)	deliver to the Seller:

(i)	the Buyer’s duly executed counterpart of the Tax Deed; and

(ii)	duly executed IRS Forms 8023 in the agreed terms, if requested pursuant to clause 29; and

(b)

pay the Consideration to the Seller by electronic transfer to the Seller’s Account for same day value (and the receipt in the Seller’s Account of such sum shall be a complete discharge to the Buyer of its obligation to pay such sum to the Seller).

6.5	If in any respect the obligations of the Seller or the Buyer are not complied with on Completion, the Buyer (if it is not in default) or the Seller (if it is not in default) may:

(a)

defer Completion to a date not more than 28 days after Completion should have taken place but for the said default (and so that the provisions of this clause 6, apart from this clause 6.5(a), shall apply to Completion as so deferred); or

(b)	proceed to Completion so far as practicable (without prejudice to its rights hereunder); or

(c)

terminate this agreement without prejudice to (i) the rights and liabilities of the parties which have accrued prior to termination; and (ii) this clause 6.5(c) and clauses 5, 9, 10, 11, 12 to 15, and 21 to 28 which shall in each case continue to subsist, by means of a notice in writing served on the other.

6.6

The Buyer undertakes to procure that the Company (or another member of the Group) pays the second instalment of the Transition Incentive Awards (and, if applicable, any outstanding amounts with respect to the first instalment) in accordance with the Transition Incentive Award Letters as soon as reasonably practicable and in any event within 30 days of the Completion Date.

6.7

The Seller undertakes that, within 30 days following the date on which the Buyer notifies the Seller that the second instalment of the Transition Incentive Awards (and, if applicable, any outstanding amounts with respect to the first instalment) has been paid in accordance with the Transition Incentive Award Letters, the Seller shall, to the extent that it has not already put the Company in funds for the costs of the Transition Incentive Awards (and the associated Tax) transfer to the Company an amount equal to:

(a)	the aggregate value of the Transition Incentive Awards (being, for the avoidance of doubt, up to £4,007,232); and

(b)	any Tax arising as a result from, or otherwise in connection with, the payment of the Transition Incentive Awards (being, for the avoidance of doubt, up to £573,034).

6.8

The Buyer undertakes to the Seller that the Buyer will (at the Buyer’s cost) use all reasonable endeavours to procure the release of the Seller and each other relevant member of the Seller’s Group from the Seller’s Group Guarantees as soon as practicable following Completion, including, without limitation, by providing guarantees or indemnities as reasonably required by the third party beneficiary of the relevant Seller’s Group Guarantee. Pending such release, the Buyer undertakes to the Seller (on behalf of itself and as trustee on behalf of each other member of the Seller’s Group) to keep the Seller and each other member of the Seller’s Group fully indemnified on an After-Tax Basis against all amounts required to be paid by the Seller and each other relevant member of the Seller’s Group to any third party pursuant to terms of any Seller’s Group Guarantees (and all reasonable third party costs incurred by the Seller’s Group in connection with any such Seller’s Group Guarantees). The Seller shall notify the Buyer within 10 Business Days of its (or any Seller’s Group’s) receipt of a demand under a Seller’s Group Guarantee.

6.9

Within 20 days following Completion, the Buyer undertakes that it shall take all steps required to change the name of the Company and any other Group Company which contains the word “PPL” or similar to a name which does not contain the word “PPL” or any word similar thereto. The Buyer shall not use in any commercial manner after the Completion Date the word “PPL” or any word confusingly similar thereto (and will procure the same from each member of the Buyer’s Group (including, for the avoidance of doubt, the Company and any other Group Company).

7.	LEAKAGE

7.1

The Seller undertakes to the Buyer that since (but excluding) the Locked Box Date until (and including) the Completion Date neither it nor any other member of the Seller’s Group (other than the Group Companies) or any Seller’s Connected Person has received or will receive any Leakage.

7.2

In the event of any Leakage between (but excluding) the Locked Box Date until (and including) the Completion Date (and subject to written notification to the Seller of the obligation to make such payment within six months of the Completion Date) then the Seller shall on demand by the Buyer pay to the Buyer within 10 Business Days of such demand an amount in cash in immediately available funds equal to such Leakage received or waived by the Seller or any other member of the Seller’s Group (other than the Group Companies).

7.3

In the period between the date of this agreement and the Completion Date, the Seller shall promptly notify the Buyer in writing if the Seller becomes aware that any Leakage has occurred or is reasonably likely to occur, including with such notice reasonable details (including quantum) of such Leakage so far as they are known to the Seller.

7.4	The Seller’s obligation to pay such cash amount under clause 7.2 shall be the sole remedy available to the Buyer for any claim arising (directly or indirectly) from a breach of clause 7.1.

7.5

The aggregate maximum liability of the Seller for all breaches by it of the undertaking given by it in clause 7.1 shall not in any circumstances exceed the amount actually received by the Seller at Completion pursuant to this agreement.

7.6	Schedule 2 (other than paragraphs 4, 13 and 15 of schedule 2) shall not apply to any claim under this clause 7.

8.	FUNDAMENTAL WARRANTIES

8.1	The Buyer warrants to the Seller that as at the date of this agreement:

(a)

the Buyer has full capacity, power and authority to execute this agreement and each of the other Transactions Documents to which it is a party, and to assume and perform the obligations expressed to be assumed by it hereunder and thereunder and, save as set out in or contemplated by this agreement, all consents and approvals of any other persons required therefor have been duly obtained;

(b)	the Buyer is a public limited company duly incorporated, duly organised and validly existing under the laws of its country of incorporation and has been in continuous existence since incorporation;

(c)

the execution by the Buyer of this agreement and each of the other Transactions Documents to which it is a party, and the performance by the Buyer of its obligations hereunder and thereunder, does not and will not breach any provision of its memorandum and articles of association, by-laws or equivalent constitutional documents, or result in a breach of any laws or regulations in its jurisdiction of incorporation or in any other applicable jurisdiction, or of any order, decree or judgment of any court or any governmental or regulatory authority in its jurisdiction of incorporation or in any other applicable jurisdiction;

(d)

the obligations expressed to be assumed by the Buyer under this agreement and each of the other Transactions Documents to which it is a party are or will be (as the case may be) legal, valid and enforceable against it in accordance with its terms;

(e)

no order has been made, petition presented, meeting convened to consider a resolution, or resolution passed, for the winding up or for the appointment of an administrator, liquidator, receiver, or trustee in bankruptcy of the Buyer (and no action has been taken in relation to such appointment), nor is the Buyer the subject of any analogous insolvency, reorganisation or similar proceedings anywhere in the world (or other process whereby the business is terminated and the assets of the Buyer are distributed amongst creditors or shareholders or any other contributors), nor is the Buyer insolvent or unable to pay its debts as they fall due;

(f)

in connection with the Transaction, the Buyer has not, directly or indirectly, given, promised, offered or authorised, or accepted, requested, received or agreed to receive, any payment, gift, reward, rebate, contribution, commission, incentive, inducement or advantage to or from any person, in contravention of Anti-Bribery and Corruption Laws; and

(g)	the Buyer is classified as a corporation for U.S. federal income tax purposes.

8.2	Subject to the limitations in schedule 2, the Seller warrants to the Buyer that as at the date of this agreement:

(a)

the Seller has full capacity, power and authority to execute this agreement and each of the other Transactions Documents to which it is a party, and to assume and perform the obligations expressed to be assumed by it hereunder and thereunder and, save as set out in or contemplated by this agreement, all consents and approvals of any other persons required therefor have been duly obtained;

(b)	the Seller is a company with limited liability duly incorporated, duly organised and validly existing under the laws of the United Kingdom and has been in continuous existence since incorporation;

(c)

the execution by the Seller of this agreement and each of the other Transactions Documents to which it is a party, and the performance by the Seller of its obligations hereunder and thereunder, does not and will not breach any provision of its memorandum and articles of association, by-laws or equivalent constitutional documents, or result in a breach of any laws or regulations in its jurisdiction of incorporation or in any other applicable jurisdiction, or of any order, decree or judgment of any court or any governmental or regulatory authority in its jurisdiction of incorporation or in any other applicable jurisdiction;

(d)

the obligations expressed to be assumed by the Seller under this agreement and each of the other Transactions Documents to which it is a party are or will be (as the case may be) legal, valid and enforceable against it in accordance with its terms;

(e)

no order has been made, petition presented, meeting convened to consider a resolution, or resolution passed, for the winding up or for the appointment of an administrator, liquidator, receiver, or trustee in bankruptcy of the Seller (and no action has been taken in relation to such appointment), nor is the Seller the subject of any analogous insolvency, reorganisation or similar proceedings anywhere in the world (or other process whereby the business is terminated and the assets of the Seller are distributed amongst creditors or shareholders or any other contributors), nor is the Seller insolvent or unable to pay its debts as they fall due;

(f)	the Seller is the sole legal and beneficial owner of the Shares;

(g)

the legal and beneficial holder of the issued share capital of each of WPD plc, WPD Investment Holdings Limited, WPD Distribution Network Holdings Limited and each of the DNOs is as set out in the Schedule of Particulars and in each case such shares are held free from any Encumbrance;

(h)

in connection with the Transaction, the Seller has not, directly or indirectly, given, promised, offered or authorised, or accepted, requested, received or agreed to receive, any payment, gift, reward, rebate, contribution, commission, incentive, inducement or advantage to or from any person, in contravention of Anti-Bribery and Corruption Laws;

(i)	the Company has not allotted any shares other than the Shares, the Shares are fully paid or credited as fully paid and there is no Encumbrance in relation to any of the Shares; and

(j)

other than this agreement, or as set out in the articles of association of the Company, there is no agreement, arrangement or obligation requiring the allotment, sale, transfer, redemption or repayment of, or the grant to a person of the right (conditional or not) to require the allotment, sale, transfer, conversion, redemption or repayment of, a share in the capital of the Company (including an option or right of pre-emption or conversion).

8.3	National Grid warrants to the Seller that as at the date of this agreement:

(a)

National Grid has full capacity, power and authority to execute this agreement, and to assume and perform the obligations expressed to be assumed by it hereunder and thereunder and, save as set out in or contemplated by this agreement, all consents and approvals of any other persons required therefor have been duly obtained;

(b)

National Grid is a public limited company duly incorporated, duly organised and validly existing under the laws of its country of incorporation and has been in continuous existence since incorporation;

(c)

the execution by National Grid of this agreement, and the performance by National Grid of its obligations hereunder, does not and will not breach any provision of its memorandum and articles of association, by-laws or equivalent constitutional documents, or result in a breach of any laws or regulations in its jurisdiction of incorporation or in any other applicable jurisdiction, or of any order, decree or judgment of any court or any governmental or regulatory authority in its jurisdiction of incorporation or in any other applicable jurisdiction;

(d)	the obligations expressed to be assumed by National Grid under this agreement are or will be (as the case may be) legal, valid and enforceable against it in accordance with its terms;

(e)

no order has been made, petition presented, meeting convened to consider a resolution, or resolution passed, for the winding up or for the appointment of an administrator, liquidator, receiver, or trustee in bankruptcy of National Grid (and no action has been taken in relation to such appointment), nor is National Grid the subject of any analogous insolvency, reorganisation or similar proceedings anywhere in the world (or other process whereby the business is terminated and the assets of National Grid are distributed amongst creditors or shareholders or any other contributors), nor is National Grid insolvent or unable to pay its debts as they fall due; and

(f)

in connection with the Transaction, National Grid has not, directly or indirectly, given, promised, offered or authorised, or accepted, requested, received or agreed to receive, any payment, gift, reward, rebate, contribution, commission, incentive, inducement or advantage to or from any person, in contravention of Anti-Bribery and Corruption Laws.

9.	SELLER WARRANTIES AND SELLER LIABILITY

9.1	Subject to the limitations in schedule 2, the Seller warrants to the Buyer in the terms of the Seller Warranties (other than the Seller Fundamental Warranties) as at the date of this agreement.

9.2

Subject to the limitations in schedule 2, the Seller warrants to the Buyer in the terms of the Seller Fundamental Warranties as at the Completion Date by reference to the facts and circumstances then subsisting and, for this purpose, the Seller Fundamental Warranties shall be deemed to be repeated at Completion as if any express or implied reference in the Seller Fundamental Warranties to the date of this agreement was replaced by a reference to the date of Completion.

9.3

Subject to clause 9.4, each of the Seller Warranties shall be construed as a separate warranty, and (unless expressly provided to the contrary) shall not be limited by the terms of any of the other Seller Warranties or by any other term of this agreement.

9.4	The Buyer agrees and acknowledges that the Seller does not give any warranties under this agreement in respect of:

(a)	Tax except for the Tax Warranties and warranties 11.1 and 11.4; and

(b)	EHS except for the EHS Warranties,

provided that this clause shall not exclude or limit the Buyer’s right to make a claim for loss or damages arising in respect of a breach of any other warranty to the extent that such loss or damages comprise any Tax paid or suffered.

9.5

Any Seller Warranty expressed to be given “so far as the Seller is aware” or otherwise qualified by reference to the knowledge of the Seller shall be a reference to the actual knowledge (and expressly excluding from that expression any constructive or imputed knowledge) at the date of this agreement of:

(a)	Phil Swift, Ian Williams, Graham Halladay, Alison Sleightholm and Sally Jones, in respect of all Seller Warranties other than the Tax Warranties;

(b)	Julie Hunt in respect only of the Seller Warranties set out in paragraph 6 of schedule 1;

(c)	Julie Smith and Tony Gaddas in respect only of the Seller Warranties set out in paragraph 7 of schedule 1;

(d)	Bruce Pollard in respect only of the Seller Warranties set out in paragraph 9 of schedule 1;

(e)	Bev Dwyer in respect only of the Seller Warranties set out in paragraphs 10 and 11 of schedule 1;

(f)	Ian Cutter in respect only of the Seller Warranties set out in paragraph 12 of schedule 1;

(g)	Neil Briggs in respect only of the Tax Warranties;

(h)	Mike Keay in respect only of the Seller Warranties set out in paragraphs 15 and 16 of schedule 1;

(i)	Tony Gaddas in respect only of the Seller Warranties set out in paragraphs 14 and 20 of schedule 1; and

(j)	Lee Wallace in respect only of the Seller Warranties set out in paragraph 18 of schedule 1.

9.6

The Seller shall not be liable in respect of a Seller Warranty Claim (other than a Seller Fundamental Warranty Claim), if and to the extent that any fact, matter, event or circumstance giving rise thereto is Disclosed in the Disclosure Letter, the Data Room Information, the Transaction Documents, the Legal VDD Report, the Financial VDD Report, the Technical VDD Report, or is Disclosed in the Accounts or the Management Accounts.

9.7

The Buyer and the Seller acknowledge and agree that the contents of the Data Room Information, the Transaction Documents, the Legal VDD Report, the Financial VDD Report, the Technical VDD Report and the Accounts and Management Accounts Disclosed to the Buyer shall be treated as within the actual knowledge of the Buyer.

9.8

Without prejudice to any other provision in this agreement or any other Transaction Document that limits the Seller’s liability, and subject to clause 7.6, the liability of the Seller under this agreement and all other Transaction Documents shall be limited if and to the extent that the limitations referred to in schedule 2 apply.

9.9	The Buyer must otherwise comply with the conduct of claim requirements set out in schedule 2.

9.10

Where any Seller Warranty is qualified by reference to materiality (including the phrase “in all material respects”) such reference shall, unless specified to the contrary, be construed as a reference to materiality in the context of the Group as a whole.

9.11	In relation to any Merger Review:

(a)	the Seller shall:

(i)	promptly notify the Buyer of any material communications or documents received from the CMA and provide the Buyer and its advisers with copies of all such communications or documents;

(ii)

promptly provide the Buyer with any information and/or assistance that is reasonably requested by the Buyer for the purpose of preparing and submitting to the CMA a Merger Notice or otherwise cooperating with and/or responding to a Merger Review; and

(iii)

promptly and in accordance with any applicable time limit provide to the CMA such information as it may require, including attending any meetings or calls with the CMA or responding to requests for further information as may be necessary; and

(b)

insofar as the Buyer intends to submit a draft or final Merger Notice to the CMA in advance of Completion, the Buyer shall provide the Seller and its advisers with copies of such Merger Notice in draft form and provide the Seller and its advisers with a reasonable opportunity to provide comments on such draft or final Merger Notice prior to their submission and (acting reasonably) consider those comments (provided that the provision of such comments will not unduly delay any submission to the CMA);

save that in relation to all disclosure under this clause 9.11, confidential or commercially sensitive information may be disclosed on a confidential “counsel to counsel” basis only from the Seller’s Solicitors to the Buyer’s Solicitors or (as applicable) from the Buyer’s Solicitors to the Seller’s Solicitors and nothing in this clause 9.11 shall require a party to share information, documents or communications with the other if prohibited by the CMA from doing so.

10.	BUYER UNDERTAKINGS

10.1

The Buyer undertakes (on behalf of itself and as trustee on behalf of its Related Persons) to the Seller (on behalf of itself and as trustee on behalf of its Related Persons) that (in the absence of fraud or fraudulent concealment) neither the Buyer nor its Related Persons:

(a)	has any rights against; and

(b)	may make any claim against,

the Seller’s Related Persons (excluding the Seller) or the respective directors, officers, employees, agents or professional advisers (except to the extent such professional adviser has entered into a reliance letter with the Buyer) of the Seller’s Related Persons (including the Seller) on whom it may have relied before agreeing to any term of, or entering into, this agreement, any other Transaction Document or any other agreement or document referred to therein.

10.2

Neither the Buyer nor National Grid shall, without the prior written consent of the Seller amend, vary or terminate the National Grid Facility Agreement in a manner which would adversely affect in any way the availability to the Buyer of funds to be used to satisfy its obligations under this agreement.

10.3

The Buyer and National Grid undertake to ensure that commitments in respect of the debt financing made to National Grid pursuant to the National Grid Facility Agreement will be available to National Grid in full so as to enable the Buyer to satisfy its payment obligations under this agreement and such monies will be used by the Buyer to satisfy its payment obligations under this agreement in full.

11.	INSURANCE

11.1	The Buyer shall procure that the Insurance Policy is incepted on the date of this agreement. The cost of the Insurance Policy shall be for the sole account of the Buyer.

11.2	In the event of a Seller Warranty Claim (other than a Seller Fundamental Warranty Claim) and/or a Tax Deed Claim (other than the Anti-hybrid Tax Indemnity Claim):

(a)	the Buyer’s first recourse shall be against the amounts available for such claims under the Insurance Policy; and

(b)

any excess in respect of the amount of all such claims which is not recoverable by the Buyer under the Insurance Policy shall be borne by the Seller up to the maximum liability referred to in paragraph 3(a) of schedule 2, subject to the limitations set out in schedule 2.

11.3

The Buyer acknowledges and agrees that the monetary cap referred to in paragraph 3(a) of schedule 2 shall apply notwithstanding any subsequent non-payment under the Insurance Policy, any vitiation or expiry or termination of the Insurance Policy, any insolvency of the underwriters of the Insurance Policy or any failure of the Buyer to purchase (or otherwise incept) the Insurance Policy.

11.4

The Buyer confirms that the Insurance Policy contains a waiver (in terms which have been approved in writing by the Seller prior to the execution of this agreement) by the underwriters of that policy of all rights of subrogation against the Seller or any other member of the Seller’s Group, save in respect of any claim attributable to the fraud or fraudulent misrepresentation on the part of the Seller or any other member of the Seller’s Group. The Buyer undertakes not to make, or agree to make, any amendments or variations to the subrogation provisions of the Insurance Policy.

11.5	The Buyer shall deliver to the Seller a certified copy of the Insurance Policy within five Business Days of the Completion Date.

12.	CONFIDENTIAL INFORMATION

12.1

Subject to clause 12.3, the Seller undertakes to the Buyer, with effect from Completion, in all respects to keep confidential and not at any time disclose or make known in any other way to anyone whomsoever any Confidential Information.

12.2

Subject to clause 12.3, each party undertakes to the other parties to keep confidential in all respects and not disclose in any way to anyone whomsoever or use for its own or any other person’s benefit or to the detriment of the other parties all information received or obtained as a result of entering into or performing this agreement or any other Transaction Document or the Insurance Policy which relates to:

(a)	the existence, provisions, or subject matter, of this agreement or any other Transaction Document or the Insurance Policy;

(b)	the negotiations relating to this agreement and the other Transaction Documents or the Insurance Policy;

(c)	in the case of the Buyer, the Seller’s Group (other than, from Completion, in relation to the Group), and the businesses carried on by, and the affairs of, the Seller’s Group; and

(d)	in the case of the Seller, the Buyer’s Group and the businesses carried on by, and the affairs of, the Buyer’s Group.

12.3

Each party (and any of their respective Related Persons who pursuant to clause 12.3(d) receive Confidential Information or other information which is otherwise to be treated as confidential under this clause 12) may disclose such Confidential Information or such other information which is otherwise to be treated as confidential under this clause 12 if and to the extent:

(a)

that the information becomes public knowledge (other than as a result of a breach by the disclosing party of this agreement) including, for the avoidance of doubt, any information contained in any Approved Announcement;

(b)

required to be disclosed by law or the rules, requirements or regulations of, or at the request of, any competent judicial, regulatory or governmental authority or stock exchange to which any party (or any of their respective Related Persons) is subject (including (without limitation) the London Stock Exchange, the NYSE, the United States Securities and Exchange Commission, the FCA and the Panel on Takeovers and Mergers), and provided such disclosure shall then only be made in accordance with clauses 13(e)(i) and (ii);

(c)	the disclosure is made to a Taxation Authority and is reasonably required for the efficient management of its Tax affairs;

(d)

the disclosure is made by a party to any of their respective Related Persons and provided such disclosure is made on terms that such Related Persons undertake to keep such information confidential and that the disclosing party shall be responsible for their failure to do so;

(e)

the disclosure is made by a party to the directors, officers, employees, agents, insurers, auditors and/or professional advisers of that party or any of its Related Persons on a need to know basis to enable such persons to carry out their duties and on terms that such directors, officers, employees, agents, insurers, auditors and/or professional advisers undertake to keep such information confidential and that the disclosing party shall be responsible for their failure to do so; or

(f)

that prior written consent to the disclosure has been obtained from the Buyer, in the case where the disclosing party is the Seller or any member of the Seller’s Group, or the Seller, in the case where the disclosing party is the Buyer or any member of the Buyer’s Group, such consent not to be unreasonably withheld or delayed.

12.4	The restrictions contained in clause 12.2 shall continue to apply for a period of two years after Completion.

13.	ANNOUNCEMENTS

No party shall (without the prior written consent of the Buyer, in the case where the disclosing party is the Seller or any member of the Seller’s Group, or the Seller, in the case where the disclosing party is the Buyer or National Grid, any member of the Buyer’s Group (such consent not to be unreasonably withheld or delayed)) issue any press release or any other document or make any public statement or otherwise make any disclosure to any person who is not a party to this agreement relating to any of the matters provided for or referred to in this agreement, any other Transaction Document or the Insurance Policy or any ancillary matter thereto, unless such disclosure is:

(a)	solely in respect of the information contained in any Approved Announcement;

(b)	made in accordance with clauses 12.3(c) to 12.3(f);

(c)	required by a party to enforce its rights under this agreement or any other relevant Transaction Document or the Insurance Policy;

(d)	solely containing information which is already in the public domain (other than as a result of a breach by the disclosing party of this agreement); or

(e)

required to be disclosed by law or the rules, requirements or regulations of, or at the request of, any competent judicial, regulatory or governmental authority or stock exchange to which any party (or any of their respective Related Persons) is subject (including (without limitation) the London Stock Exchange, the NYSE, the United States Securities and Exchange Commission, the FCA and the Panel on Takeovers and Mergers), and disclosure shall then only be made:

(i)

to the extent lawful and reasonably practicable, after it has taken all such steps as may be reasonable in the circumstances to agree the contents of such announcement with the other parties before making such announcement and provided that any such announcement shall be made only after notice to the other parties, unless giving such prior notice is not reasonably possible or the disclosing party is otherwise prevented from giving such prior notice by applicable law or regulation; and

(ii)	to the person or persons and in the manner required by law or such authority or stock exchange or as otherwise agreed between the parties.

14.	ASSIGNMENT

No party shall be entitled to assign, transfer or create any trust in respect of the benefit or burden of any provision of this agreement without the prior written consent of, in the case of assignment by the Seller, the Buyer or, in the case of assignment by the Buyer, the Seller, save that:

(a)

from Completion, this agreement and the benefits arising under it may be assigned in whole or in part by the Seller to a member of the Seller’s Group (provided that if such assignee ceases to be a member of the Seller’s Group, this agreement and the benefits arising under it shall be deemed automatically by that fact to have been retransferred to the Seller immediately before the assignee ceases to be a member of the Seller’s Group);

(b)

from Completion, this agreement and the benefits arising under it may be assigned in whole or in part by the Buyer to any member of the Buyer’s Group to whom the Buyer transfers any of the Shares (provided that if such assignee ceases to be a member of the Buyer’s Group, this agreement and the benefits arising under it shall be deemed automatically by that fact to have been retransferred to the Buyer immediately before the assignee ceases to be a member of the Buyer’s Group); and

(c)

from Completion, this agreement and the benefits arising under it may be assigned or charged in whole or in part by the Buyer to its financial lenders or banks as security for any financing or refinancing or other banking or related facilities in respect of or in connection with the Transaction and such benefits may further be assigned to any other financial institution by way of security for the borrowings made under such agreement or to any person entitled to enforce any such security, provided that, in the case of an assignment pursuant to either paragraphs (a), (b) or (c) above, the liability of any party to such an assignee shall not be greater than it would have been had such an assignment not taken place, and all the rights, benefits and protections afforded to a party shall continue to apply to the benefit of that party as against the assignee as they would have applied as against the person who is a party to this agreement.

15.	COSTS

15.1

Unless expressly otherwise provided in this agreement, each of the parties shall bear its own legal, accountancy and other costs, charges and expenses connected with the sale and purchase of the Shares and the negotiation, execution and implementation of this agreement.

15.2

The Buyer is solely responsible for any stamp duty (or other transfer tax) that is payable on or in relation to this agreement or the other Transaction Documents, the Transaction and any instrument or other agreement contemplated by this agreement or the other Transaction Documents.

16.	EFFECT OF COMPLETION

The terms of this agreement (insofar as not performed at Completion and subject as specifically otherwise provided in this agreement) shall continue in force after and notwithstanding Completion.

17.	SELLER RESTRICTIVE COVENANTS

17.1

Subject to clause 18.3, the Seller shall not, and shall procure that no member of the Seller’s Group shall, for a period of two years after Completion either for itself or jointly with or for any other person, directly or indirectly, solicit, employ or engage Neil Briggs or any person who was a Key Employee of any Group Company on Completion.

17.2

Nothing in clause 17.1 shall prohibit the Seller’s Group from employing or engaging any person who responds to a recruitment advertisement, or who contacts the Seller’s Group on his or her own initiative, or whose employment with the Group has ceased, provided that such response, contact or cessation was not solicited or induced directly or indirectly by the Seller’s Group.

18.	POST-COMPLETION UNDERTAKINGS AND SERVICES

18.1

The Buyer acknowledges that the Seller may, for itself and other members of the Seller’s Group, need reasonable access from time to time after Completion for tax, legal, regulatory or accounting purposes to certain accounting, tax and other records and information held by the members of the Group to the extent such records and information pertain to events occurring prior to Completion (or any tax or accounting period of any member of the Group or the Seller’s Group commencing prior to Completion) and, accordingly, the Buyer agrees that it shall, and shall cause the Group to:

(a)	properly retain and maintain such records until the date that is seven years after Completion; and

(b)

upon being given reasonable notice by the Seller and subject to the Seller giving such undertaking as to confidentiality as the Buyer shall reasonably require, allow the Seller, any member of the Seller’s Group and their respective directors, officers, employees, agents, insurers, auditors, professional advisers and representatives (at the expense of the Seller) from the Completion Date until the date that is seven years after Completion:

(i)	to inspect, review and make copies of such records and information for and only to the extent necessary for that purpose; and

(ii)	(so far as possible) to be given reasonable access to any current or former director, officer, employee, adviser or premises of any of the Group Companies or the Retained Companies.

18.2

The Buyer acknowledges that the Seller may, for itself and other members of the Seller’s Group, require certain services from time to time after Completion for tax, regulatory or accounting purposes, and accordingly, the Buyer agrees that it shall, to the extent reasonably practicable, upon being given reasonable notice by the Seller, and shall cause the Group to (in each case for the period from the Completion Date to the date which is two years after Completion (other than in respect of the Seller’s rights pursuant to clause 18.2(b)(ii))):

(a)

provide (on a bona fide basis) such tax, regulatory or accounting services reasonably required to allow any member of the Seller’s Group to comply with its tax, regulatory or accounting obligations in connection with the preparation and filing of any US or UK accounts, tax returns or related documentation of the Group Companies or any other member of the Seller’s Group for any period commencing on or before Completion as described further in the Post-Completion Services Summary, in each case so far as they relate to or are otherwise required as a result of the retention of the Retained Companies;

(b)	provide (on a bona fide basis) such services reasonably required by the Seller in connection with:

(i)

preparing, submitting, agreeing any Tax Return or any related documentation including computations, claims or elections in respect of which the Seller has conduct pursuant to clause 8 (Tax Returns) of the Tax Deed and any associated claims, surrenders and elections, including procuring that the auditors for the time being of the Group provide all reasonable assistance and information in relation thereto; and

(ii)

the conduct of any claim or dispute under paragraphs 8 or 9 of schedule 2 of this agreement or clauses 4 (Right to Reimbursements and Credits), 5 (Overprovisions), 6 (Refunds) and 7 (Resistance of Claims) of the Tax Deed, and in particular the Buyer shall procure that, while Neil Briggs is employed or otherwise engaged by the Buyer’s Group (including the Group), he is made reasonably available to the Seller’s Group to carry out day-to-day management of the HMRC Enquiry and any claim for Tax in connection with the HMRC Enquiry (as such terms are defined in the Tax Deed);

(c)

in connection with the retention of the Retained Companies by the Seller’s Group, continue to provide (on a bona fide basis) such reasonable tax, regulatory or accounting services provided to any member of the Seller’s Group prior to Completion to the extent such services relate to any event occurring prior to Completion (or any tax or accounting period of any member of the Group or the Seller’s Group commencing prior to Completion); and

(d)	on receipt of a written notice from the Seller, transfer all accounting, tax and other records in relation to the Retained Companies to the Seller.

18.3

The Buyer shall procure that, if Neil Briggs ceases to be employed or otherwise engaged by the Buyer’s Group, no member of the Buyer’s Group shall in any way prevent, hinder or dissuade Neil Briggs from being employed or engaged by the Seller’s Group in respect of the matters set out in this clause 18 or enter into any agreement that may have such an effect.

18.4

The Buyer or its duly authorised agents shall be responsible for and have the conduct of preparing, submitting and agreeing all statutory accounts of the Group Companies and the Retained Companies for all accounting periods ending on or before 31 March 2021. The Buyer shall use reasonable endeavours to procure that all such accounts shall be prepared, so far as possible, on a basis consistent with previous practice. In connection therewith, the Buyer shall use reasonable endeavours to send to the Seller drafts of the accounts of each Retained Company, and of such Group Companies as may be reasonably required and requested by the Seller, provided such request is made by the Seller to the Buyer no later than 31 May 2021. The Buyer shall use reasonable endeavours to provide such accounts to the Seller at least 45 days before the date such accounts are required by law to be submitted to Companies House. The Buyer shall keep the Seller informed of any material changes to any drafts provided and afford it a reasonable opportunity to comment on such changes. The Seller or its agent shall comment within 14 days of such receipt of such draft accounts and if the Buyer has not received comments within that period, the Seller or its agents shall be deemed to have approved such draft statutory accounts. In respect of the accounts of the Retained Companies, if the Seller or its agents have any comments, the Buyer shall incorporate any comments received provided always that the Buyer will not be required to adopt any comments or submit any document which it does not consider is accurate and complete in all material respects. In respect of the accounts of the Group Companies, the Buyer or its agents shall not unreasonably refuse to adopt any comments of the Seller, provided always that the Buyer will not be obliged to adopt any comments or submit any document which it does not consider is accurate and complete in all material respects or which it reasonably considers to be detrimental to the business of any of the Group Companies.

18.5

Each of the parties acknowledges that in respect of (i) any services provided to the Seller or any other member of the Seller’s Group pursuant to clause 18.2, and (ii) the preparation of the accounts in accordance with clause 18.4 the Buyer and any member of the Buyer’s Group, including any Group Company following Completion:

(a)	disclaims any duty of care to the Seller or any member of the Seller’s Group (including any of the Retained Companies); and

(b)

shall not be liable to the Seller or any member of the Seller’s Group (including any of the Retained Companies) in respect of any cause of action, save for gross negligence, wilful misconduct and fraud.

18.6	The Seller agrees that it shall:

(a)

procure that any claims, matters, events or circumstances which arise or which it or any of the Group Companies has become aware of before the Completion Date relating to any of the Group Companies in connection with indemnified coverage under the Cyber Insurance Policies and/or D&O Insurance Policies are validly notified to the relevant insurers;

(b)

procure that insurance is maintained for a period of six years from the Completion Date covering past and present directors and officers of the Group Companies for loss that they may suffer on account of claims made against them for an actual or alleged wrongful act committed in their capacity as a director or officer of such Group Company prior to the Completion Date on terms which are substantially similar to the D&O Insurance Policies, including as to policy limits;

(c)

properly retain and maintain copies of the (i) Cyber Insurance Policies until the date that is three years after the Completion Date and (ii) D&O Insurance Policies (including the policies maintained under clause 18.6(b)) until the date that is seven years after the Completion Date;

(d)

not do or omit to do anything which might render the Cyber Insurance Policies and/or D&O Insurance Policies void or voidable or otherwise compromise a claim or possible claim by a Group Company under the Cyber Insurance Policies and/or D&O Insurance Policies (including in each case the policies maintained under clause 18.6(b)); and

(e)

with regards to any existing claim or claims made by any of the Group Companies under the Cyber Insurance Policies and/or D&O Insurance Policies, use reasonable endeavours after the Completion Date to recover all monies due from insurers and pay all monies received to the Company as soon as practical after receipt.

18.7

In the event that the Seller’s Group determine that the STIP 2021 Awards are to be paid to the Key Employees after Completion, the Seller’s Group shall notify the Buyer by Completion of the date for payment and of the final value of the STIP 2021 Awards (which shall in aggregate be capped at £902,388 (excluding Tax)) and the respective amount to be paid to each Key Employee, and the Buyer shall procure that the Group shall pay the STIP 2021 Awards to each of the Key Employees in the proportions specified by the Seller’s Group, and the Group shall withhold, deduct and account for any Tax payable by the Group in connection therewith (including without limitation PAYE, employer’s and employee’s national insurance contributions and apprenticeship levy), as soon as reasonably practicable following Completion.

19.	EMPLOYEE INCENTIVE ARRANGEMENTS

19.1

In respect of the awards granted to the Key Employees under (i) the PPL Corporation Amended and Restated 2012 Stock Incentive Plan and (ii) the PPL Corporation Incentive Compensation Plan for Key Employees, such awards shall vest upon Completion as referred to in the Transition Incentive Award Letters and in accordance with the 2021 award agreements and 2019 and 2020 award amendment agreements under the plans at (i) and (ii), as contained in the Data Room (documents 8.6.2 to 8.6.11) and:

(a)	the Seller shall confirm to the Company the number of PPL Corporation shares in respect of which such awards vest; and

(b)	the Seller shall transfer, or procure the transfer, to the Key Employees as soon as reasonably practicable following Completion of the PPL Corporation shares in respect of which such awards vest.

19.2

Where the Group Companies are responsible for withholding income tax and/or employees’ national insurance contributions (or any similar liability), to be accounted for to the Taxation Authorities in any jurisdiction, resulting from, or otherwise in connection with, the participation by any of the Key Employees in (i) the PPL Corporation Amended and Restated 2012 Stock Incentive Plan; and (ii) the PPL Corporation Incentive Compensation Plan:

(a)	the Seller shall provide the Group Companies in a timely manner with sufficient information to enable the Group Companies to fulfil their obligations to the Taxation Authorities in any jurisdiction;

(b)

the Buyer will procure that the Group Companies will provide the relevant persons at the Seller with all such information as they shall reasonably require for the purpose of ascertaining the amount of income tax and employees’ national insurance contributions due to be accounted for in respect of the awards, including but not limited to the Key Employees’ income tax rates and employee national insurance rates; and

(c)

subject to clause 19.2(b) above, the Seller shall withhold, or shall procure the withholding of, from any shares to be delivered to the Key Employees, sufficient to reimburse the Group Companies for the withholding of income tax and/or employees’ social security contributions and shall pay or procure the payment of such amount to the Company in a timely manner.

20.	FURTHER ASSURANCES

Each of the parties shall from time to time upon request from any other party do or procure the doing of all acts and/or execute or procure insofar as each is reasonably able the execution of all such documents and in a form reasonably satisfactory to the party concerned for the purpose of transferring to the Buyer the Shares and otherwise giving the other parties the full benefit of this agreement.

21.	ENTIRE AGREEMENT

21.1

Each party on behalf of itself and as agent for each of its Related Persons acknowledges and agrees with the other parties (each such party acting on behalf of itself and as agent for each of its Related Persons) that:

(a)

the Transaction Documents and the Insurance Policy constitute the entire and only agreement between the parties and their respective Related Persons relating to the subject matter of the Transaction Documents and the Insurance Policy;

(b)

neither it nor any of its Related Persons has been induced to enter into any Transaction Document and the Insurance Policy in reliance upon, nor has any such party been given, any warranty, representation, statement, assurance, covenant, agreement, undertaking, indemnity or commitment of any nature whatsoever other than as are expressly set out in the Transaction Documents or the Insurance Policy and, to the extent that any of them has been, it (acting on behalf of itself and as agent on behalf of each of its Related Persons) unconditionally and irrevocably waives any claims, rights or remedies which any of them might otherwise have had in relation thereto; and

(c)

save for any breach of any of the covenants or obligations in clauses 3, 6, 10, 12, 13, 14, 17, 18 and 29 of this agreement and for any breach of any of the covenants or obligations of the Tax Deed (in respect of which the parties acknowledge that damages may not necessarily be an adequate remedy and that equitable remedies (including, without limitation, the remedies of injunction or specific performance) may be available) the only remedies available to it in respect of the Transaction Documents (and, where appropriate, to its Related Persons) are damages for breach of contract and, for the avoidance of doubt, save as provided for in clauses 3.4(f), 3.7, 3.8, and 6.5 neither it (nor its Related Persons, where appropriate) has any other right to rescind or terminate any Transaction Documents either for breach of contract or for negligent or innocent misrepresentation or otherwise, provided that the provisions of this clause 21 shall not exclude any liability which any of the parties or, where appropriate, their respective Related Persons would otherwise have to any other parties or, where appropriate, to their respective Related Persons or any right which any of them may have to rescind this agreement in respect of any statements made fraudulently by any of them prior to the execution of this agreement or any rights which any of them may have in respect of fraudulent concealment by any of them.

21.2	Each of the parties acknowledges to the others, after due and careful consideration, that:

(a)

it is not entering into this agreement in consequence of or in reliance on any unlawful communication (as defined in section 30(1) of the FSMA) made by the other parties or their respective professional advisers;

(b)

except as expressly provided in this agreement, it is entering into this agreement solely in reliance on its own commercial assessment and investigation and advice from its own professional advisers; and

(c)	the other parties are entering into this agreement in reliance on the acknowledgements given in this clause 21.2.

22.	VARIATIONS

This agreement may be varied only by a document signed by or on behalf of each of the parties.

23.	WAIVER

23.1

A waiver of any term, provision or condition of, or consent granted under this agreement shall be effective only if given in writing (which for this purpose does not include email) and signed by the waiving or consenting party and then only in the instance and for the purpose for which it is given.

23.2

No failure or delay on the part of any party in exercising any right, power or privilege under this agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any such right, power or privilege preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

23.3	No breach of any provision of this agreement shall be waived or discharged except with the express written consent of all the parties.

23.4	Subject to clause 21, the rights and remedies herein provided are cumulative with and not exclusive of any rights or remedies provided by law.

24.	INVALIDITY

If any provision of this agreement is or becomes invalid, illegal or unenforceable in any respect under the law of any jurisdiction:

(a)	the validity, legality and enforceability under the law of that jurisdiction of any other provision; and

(b)	the validity, legality and enforceability under the law of any other jurisdiction of that or any other provision,

shall not be affected or impaired in any way.

25.	NOTICES

25.1

Any notice, demand or other communication given or made under or in connection with the matters contemplated by this agreement shall be in writing and shall be sent in electronic form (such as email) or delivered by hand or by courier or sent by prepaid first class post (air mail if posted to or from a place outside the United Kingdom):

In the case of the Seller:
Address:	PPL Corporation Office of General Counsel Two North Ninth Street Allentown, PA 18101
Attention:	Jennifer McDonough
Email:	jlmcdonough@pplweb.com

With a copy to:
Address:	Ashurst LLP London Fruit & Wool Exchange 1 Duval Square, London, E1 6PW United Kingdom

Attention:	Nick Williamson and Aaron Shute
Email:	Nick.Williamson@ashurst.com Aaron.Shute@ashurst.com
From and after Completion, with copies also to:
Address:	Skadden, Arps, Slate, Meagher & Flom LLP 1440 New York Avenue N.W. Washington, D.C. 20005-2111
Attention:	Pankaj Sinha
Email:	pankaj.sinha@skadden.com

In the case of the Buyer:

Address:	1-3 Strand London WC2N 5EH
Attention:	The Company Secretary
Email:	box.Group.CoSec@nationalgrid.com
With a copy to:

Address:	Herbert Smith Freehills LLP Exchange House London, E2A 2EG United Kingdom
Attention:	Caroline Rae
Email:	Caroline.Rae@hsf.com

In the case of National Grid:

Address:	1-3 Strand London WC2N 5EH
Attention:	The Company Secretary
Email:	box.Group.CoSec@nationalgrid.com

With a copy to:

Address:	Herbert Smith Freehills LLP Exchange House London, E2A 2EG United Kingdom
Attention:	Caroline Rae
Email:	Caroline.Rae@hsf.com

and shall be deemed to have been duly given or made as follows:

(a)	if sent in electronic form, when the sender receives confirmation on its server that the message has been transmitted;

(b)	if delivered by hand or by courier, upon delivery at the address of the relevant party;

(c)	if sent by first class post, two Business Days after the date of posting; and

(d)	if sent by air mail, five Business Days after the date of posting;

provided that if, in accordance with the above provisions, any such notice, demand or other communication would otherwise be deemed to be given or made after 5.00 p.m. such notice, demand or other communication shall be deemed to be given or made at 9.00 a.m. on the next Business Day.

25.2

A party may notify the other parties to this agreement of a change to its name, relevant addressee or address for the purposes of clause 25.1 provided that such notification shall only be effective on:

(a)	the date specified in the notification as the date on which the change is to take place; or

(b)

if no date is specified or the date specified is less than five Business Days after the date on which notice is given, the date falling five Business Days after notice of any such change has been given.

26.	COUNTERPARTS

26.1

This agreement may be executed in any number of counterparts which together shall constitute one agreement. Any party may enter into this agreement by executing a counterpart and this agreement shall not take effect until it has been executed by all parties.

26.2	Delivery of an executed signature page of a counterpart in AdobeTM Portable Document Format (PDF) sent by email shall take effect as delivery of an executed counterpart of this agreement.

27.	GOVERNING LAW AND JURISDICTION

27.1

This agreement, and any dispute, controversy, proceedings or claim of whatever nature arising out of or in any way relating to this agreement or its formation (including any non-contractual disputes or claims) shall be governed by and construed in accordance with English law.

27.2

Each of the parties irrevocably agrees that the courts of England shall have exclusive jurisdiction to hear and decide any suit, action or proceedings (“Proceedings”), and/or to settle any disputes (“Disputes”), which may arise out of or in connection with this agreement or its formation and, for these purposes, each party irrevocably submits to the jurisdiction of the courts of England.

27.3

Each party irrevocably waives any objection which it might at any time have to the courts of England being nominated as the forum to hear and decide any Proceedings and to settle any Disputes and agrees not to claim that the courts of England are not a convenient or appropriate forum for any such Proceedings or Disputes and further irrevocably agrees that a judgment in any Proceedings or Disputes brought in any court referred to in this clause 27 shall be conclusive and binding upon the parties and may be enforced in the courts of any other jurisdiction.

28.	THIRD PARTY RIGHTS

28.1

Except as expressly provided in this agreement, no person (other than the parties to this agreement) who is given any rights or benefits under this agreement (a “Third Party”) shall be entitled to enforce those rights or benefits against the parties in accordance with the Contracts (Rights of Third Parties) Act 1999.

28.2	The third parties referred to in clauses 6.7, 10.1, 11.4, 12.3, 17.2, 18.1, 18.2, 18.3, and 21.1 may enforce only those clauses in which they are referred to.

28.3

The parties may amend, vary or terminate this agreement in such a way as may affect any rights or benefits of any Third Party which are directly enforceable against the parties under the Contracts (Rights of Third Parties) Act 1999 without the consent of such Third Party.

28.4

Any Third Party entitled pursuant to the Contracts (Rights of Third Parties) Act 1999 to enforce any rights or benefits conferred on it by this agreement may not veto any amendment, variation or termination of this agreement which is proposed by the parties and which may affect the rights or benefits of the Third Party.

29.	US TAX (ELECTIONS)

29.1

The Buyer shall, only if requested by the Seller (in its sole discretion), make such valid and timely elections under Section 338(g) of the Code and under any applicable similar provisions of state or local law with respect to each of the Group Companies for which the Seller makes such request (each election a “Section 338(g) Election”, and collectively, the “Section 338(g) Elections”). The parties shall cooperate to prepare and timely file, or procure to be prepared and timely filed, the IRS forms required to be filed in connection with any Section 338(g) Election requested pursuant to this clause 29.1, including any IRS Forms 8023 and IRS Form 8883 and any other required forms or schedules thereto and any similar forms necessary to effectuate the Section 338(g) Elections under applicable state and local laws (collectively, the “Section 338(g) Forms”) as soon as reasonably practical following Completion but in any event no later than the fifteenth day of the ninth month following the Completion Date (or, if earlier, the latest date for timely filing the Section 338(g) Forms under applicable law). The Buyer shall provide the Seller with final copies of any such Section 338(g) Forms filed by the Buyer and other documentation confirming their filing including a duly completed notice required under Treasury Regulation Section 1.338-2(e)(4)(i), not later than 15 days after such forms are filed.

29.2

If any Section 338(g) Election is requested pursuant to clause 29.1, then within 180 days of the Consideration being transferred in accordance with clause 6.4(b), the Seller shall provide or procure to be provided to the Buyer:

(a)

an allocation, for Tax purposes, of the Consideration paid to the Seller by the Buyer pursuant to this agreement among the assets of the Group in accordance with Sections 338 and 1060 of the Code (the “Target Allocation Schedule”) which shall be deemed final; and

(b)

a complete set of IRS Forms 8883 (and any comparable forms required to be filed under state or local law with respect to Taxes) and any additional data or materials required to be attached to IRS Form 8883 pursuant to the U.S. Treasury Regulations promulgated under Section 338 of the Code which shall be deemed final.

29.3

Each of the Seller and the Buyer shall, and shall cause its respective Related Persons to, take all actions necessary and appropriate to effect and preserve the Section 338(g) Elections in accordance with the provisions of Section 338 of the Code and any applicable U.S. Treasury Regulations (and any comparable provisions of state or local law with respect to Taxes) or any successor provisions, including (as applicable) the signing and filing in a timely manner of the Section 338(g) Forms and any additional forms. To the extent permissible pursuant to the applicable law, each of the Seller and the Buyer shall (and shall cause its respective Related Persons to) cooperate in the preparation and timely filing of:

(a)	any corrections, amendments or supplements to the Section 338(g) Forms (including IRS Forms 8023 and IRS Form 8883); and

(b)

any state or local forms or reports that are necessary or appropriate for purposes of complying with the requirements for making any state or local election that is comparable to the Section 338(g) Election.

29.4

Each of the Seller and the Buyer shall, and shall cause its respective Related Persons to, report the Transaction with regards to the shares of each of the Group Companies pursuant to this agreement for which a Section 338(g) Election was made consistent with such Section 338(g) Election made pursuant to clause 29.1, the Target Allocation Schedule and any Section 338(g) Forms and shall take no position contrary thereto in any Tax Return, or in any proceeding before any Taxation Authority or otherwise.

29.5

The Buyer shall not, and shall cause its Related Persons to not, take any action to modify any of the forms or reports (including any corrections, amendments or supplements thereto) that are required for the making of a Section 338(g) Election after their execution or to modify or revoke any Section 338(g) Election following the filing of the IRS Forms 8023 without the prior written consent of the Seller.

29.6

Except as required as a result of a Section 338(g) Election, the Buyer shall not, and shall cause its Related Persons to not, change the taxable year of any Group Company which includes but does not end on the Completion Date without the prior written consent of the Seller.

29.7

The Buyer shall provide, and shall procure that its Related Persons (including the Group Companies) provides, to the Seller such cooperation, documentation and information as the Seller reasonably may request in (a) determining the amount of “subpart F income” or “global intangible low-taxed income” (as defined in sections 951(a) and 951A of the Code, respectively) for U.S. federal income tax purposes realised by the Seller or any of its Related Persons with respect to the Group Companies for the taxable year that includes the Completion and (b) making a timely election under U.S. Treasury Regulation Section 1.245A-5(e)(3)(i) or any successor provisions to close the taxable year of the Group Companies for U.S. federal tax purposes as at the end of the day on the Completion Date (the “Closing of the Books Election”), including filing all required Tax Returns consistent therewith and not taking any position to the contrary thereto in any Tax Return, or in any proceeding before any Taxation Authority or otherwise. Buyer acknowledges and agrees that none of Buyer or any of its Related Persons will be a U.S. tax resident (within the meaning of Treasury Regulation Section 1.245A-5(e)(3)(i)(C)(2) and -5(i)(29)) that as at the end of the day on the Completion Date owns directly or indirectly any stock of the Group Companies.

29.8

The Buyer shall make, and shall procure that its Related Persons (including the Group Companies) make, their respective employees reasonably available on a mutually convenient basis to provide an explanation of any documents or information so provided.

29.9

The Buyer shall pay to the Seller on an After-Tax Basis an amount equal to all losses, Taxes, damages, liabilities, costs and expenses incurred by Seller or any other member of the Seller’s Group arising from, in connection with or attributable to (a) any failure by the Buyer to make a timely and valid Section 338(g) Election in a manner consistent with this clause 29 or (b) Buyer or any of its Related Persons filing Tax Returns inconsistent with the Closing of the Books Election, including for the avoidance of doubt any additional Tax liability arising from, in connection with or attributable to such failure or filing, to the extent that the same would not have occurred had a valid Section 338(g) Election been so made or Tax Returns inconsistent with the Closing of the Books Election not been filed, as applicable.

.

SCHEDULE 1

Seller Warranties

1.	THE COMPANY, THE SHARES AND THE SUBSIDIARIES

1.1	Incorporation and Existence

(a)

The Company and each of the Subsidiaries are limited companies duly organised and validly existing under the laws of the countries of its incorporation as set out in the Schedule of Particulars and has been in continuous existence since incorporation.

(b)	The information set out in the Schedule of Particulars is accurate in all material respects.

1.2	The Subsidiaries

(a)

The Company does not have any subsidiary undertakings other than the Subsidiaries. Each of the Subsidiaries is a wholly-owned subsidiary of the Company and each of the shares of such Group Companies has been properly allotted and issued and is fully paid.

(b)	There is no Encumbrance in relation to any of the shares held by a Group Company in the capital of any of the Subsidiaries.

(c)

Other than as set out in the articles of association of the relevant Subsidiary there is no agreement or obligation requiring the allotment, sale, transfer, redemption or repayment of, or the grant to a person of the right (conditional or not) to require the allotment, sale, transfer, conversion, redemption or repayment of, a share in the capital of any of the Subsidiaries (including an option or right of pre-emption or conversion).

(d)

No Group Company owns any shares or stock in the capital of any company or business organisation other than the Subsidiaries and no Group Company controls or takes part in the management of any other company or business organisation.

(e)

No order has been made, petition presented, meeting convened to consider a resolution, or resolution passed, for the winding up or for the appointment of an administrator, liquidator, receiver, or trustee in bankruptcy of any Group Company (and no action has been taken in relation to any such appointment), nor is any Group Company the subject of any analogous insolvency, reorganisation or similar proceedings anywhere in the world or any other process whereby the business is terminated and the assets of the company concerned are distributed amongst the creditors or shareholders or any other contributors, nor is any Group Company insolvent or unable to pay its debts as they fall due.

2.	CONSTITUTIONAL DOCUMENTS AND RECORDS

2.1	Each Group Company has the power to carry on its business as now conducted.

2.2	The memorandum and articles of association, by-laws or equivalent constitutional documents of each Group Company in the form contained in the Data Room are true and complete.

2.3

The records of all matters and information contained in the registers of members of each Group Company are true and accurate and the Group has not received any written notice or allegation that any of the registers is untrue or inaccurate in any material respect or require rectification.

2.4	The statutory books of each Group Company are up to date in all material respects and are in its possession.

2.5

All resolutions, annual returns and other documents required to be delivered to the Registrar of Companies (or other relevant company registry or other corporate authority in any jurisdiction) by each Group Company have been properly prepared in all material respects and filed.

3.	ACCOUNTS

3.1

The Company Accounts give a true and fair view of the assets, liabilities, financial position and state of affairs of the Company as at the Accounts Date and the profits and losses and cash flows of the Company for the period in respect of which they were prepared ending on the Accounts Date.

3.2

The Locked Box Accounts give a true and fair view of the consolidated assets, liabilities, financial position and state of affairs of the WPD Group Companies as at the Locked Box Date and the consolidated profits and losses of the WPD Group Companies for the period in respect of which they were prepared ending on the Locked Box Date.

3.3	The Accounts have been properly prepared and audited in accordance with:

(a)	in the case of the Company Accounts, UK GAAP; and

(b)	in the case of the Locked Box Accounts, IFRS,

and the Accounts have been prepared in accordance with the Companies Act 2006 and on a basis consistent with:

(c)	in the case of the Company Accounts, the basis upon which all audited accounts of the Company have been prepared in respect of the two years before the Accounts Date; and

(d)	in the case of the Locked Box Accounts, the basis upon which all audited accounts of the WPD Group have been prepared in respect of the two years before the Locked Box Date.

3.4

The Management Accounts have been prepared specifically for the purpose of the Transaction and with due care and attention, are free from material error and are not misleading having regard to the purpose for which they were prepared, and show with reasonable accuracy the state of affairs and profit or loss of the WPD Group as at and for the period in respect of which they have been prepared, but it is acknowledged that they are not prepared on a statutory basis and are not audited.

4.	CHANGES SINCE THE LOCKED BOX DATE

4.1	Since the Locked Box Date:

(a)	the Group has carried on its business in the ordinary and usual course and so as to maintain it as a going concern;

(b)	no Group Company has acquired or disposed of, or agreed to acquire or dispose of, any business at a cost (or with a value) in excess of £30 million;

(c)

save as set out in the Model, no Group Company has assumed or incurred, or agreed to assume or incur, a liability, obligation or expense, including for capital expenditure, (actual or contingent) in excess of £30 million;

(d)

apart from the dividends provided for or disclosed in the Accounts or in this agreement, no dividend or other distribution (as defined for the purposes of Part 23 of the CTA 2010) has been declared, paid or made by any Group Company to any other party than a Group Company; and

(e)

no debtor owing an aggregate sum to the Group as a whole in excess of £5 million has been released by any Group Company on terms that such debtor pays less than the book value of any debt and no debt in excess of £5 million has been written off or has proved to be irrecoverable to any extent.

5.	ASSETS

5.1

Each asset used by the Group (tangible or intangible) that is material to the operation of the Group’s business as it is currently operated (together, the “Material Assets”) is legally and beneficially owned by a Group Company or is validly leased or licenced to a Group Company and, where capable of possession, is in the possession or control of a Group Company.

5.2	There are no Encumbrances, nor has any Group Company agreed to create any Encumbrances, over any part of any of the Material Assets that are owned by a Group Company.

5.3	No Group Company is owed any money in excess of £2.5 million in aggregate other than debts incurred in the ordinary course of business, intra-Group loans and cash at bank.

6.	LIABILITIES AND BORROWINGS

6.1

The total amount borrowed, guaranteed or secured by the Group Companies from its lenders, or contingent liabilities owed to hedge counterparties, does not exceed the limits of the applicable facilities (including the Group Finance Agreements) or limits contained in its articles of association, by-laws or equivalent constitutional documents.

6.2	True, accurate and complete copies of the Group Finance Agreements are contained in the Data Room.

6.3

Except for the Group Finance Agreements, the Group as a whole has no obligation outstanding which exceeds £5 million in aggregate across all Group Companies, for the payment or repayment of monies borrowed, whether present or future, actual or contingent (a “Financial Obligation”), nor have any of them entered into or agreed to enter into any agreement or arrangement the purpose of which is to raise money or provide finance or credit or to guarantee or indemnify any Financial Obligation or to prevent or limit loss in respect of any Financial Obligation.

6.4

No written notice of termination or acceleration (or intention to terminate or accelerate) has been received or given by a Group Company in respect of any Group Finance Agreement and, so far as the Seller is aware, no fact or circumstance has occurred, been alleged in writing to have occurred or will occur as a result of Completion of the Transaction, in each case, as a result of which any lender or hedge counterparty (in the case of a Group Company’s hedging arrangements) would be entitled to terminate or accelerate the relevant Group Finance Agreement or which would otherwise constitute an event of default or give rise to an obligation by a Group Company to repay or to give security under any of the Group Finance Agreements.

6.5

None of the Group Finance Agreements contains any provision entitling any lender to be repaid or require repayment by a Group Company or to terminate or accelerate the relevant Group Finance Agreement as a result of Completion of the Transaction.

6.6

No Group Company is a party to or is liable (including contingently) under a material guarantee, indemnity or other agreement to provide surety in relation to another person’s obligation, other than another Group Company, or has provided a guarantee, indemnity or any form of security in connection with the pension liabilities of any other employer other than the Pension Funding Obligations.

6.7	There are no Seller’s Group Guarantees in respect of any liability or obligation of any member of the Group.

7.	CONTRACTUAL MATTERS AND COMMERCIAL

7.1	True, accurate and complete copies of all Material Commercial Contracts are contained in the Data Room.

7.2

Each of the Material Commercial Contracts are valid, enforceable and in full force and effect and no Group Company or, so far as the Seller is aware, other party to a Material Commercial Contract is in material breach of such Material Commercial Contract and, so far as the Seller is aware, there is no allegation of a material breach by a Group Company or other party to a Material Commercial Contract.

7.3

No written notice of termination (or intention to terminate) has been received or given by a Group Company in respect of any Material Commercial Contract and, so far as the Seller is aware, no fact or circumstance has occurred, been alleged in writing to have occurred or will occur as a result of Completion of the Transaction, in each case, as a result of which any party to a Material Commercial Contract (other than a Group Company) would be entitled to terminate such Material Commercial Contract.

7.4

None of the Material Commercial Contracts contain any provision entitling any party to a Material Commercial Contract (other than a Group Company) to terminate such Material Commercial Contract as a result of the execution of this agreement or Completion of the Transaction.

7.5

So far as the Seller is aware, all Standard Commercial Contracts have been entered into on terms which are substantially the same as the template terms which have been disclosed to the Buyer in folder 6.2.2 of the Data Room, and have not been entered into on terms which would expose any Group Company to a material liability which is disproportionate to the terms of the relevant Standard Commercial Contract.

7.6

There is, and for the last three years there has been, no agreement or arrangement (including in relation to any loan) to which any Group Company is or was a party and in which any member of the Seller’s Group (excluding the Group Companies), a director or former director of any member of the Seller’s Group (excluding the Group Companies), or a person connected with any of them is or was interested in any way.

7.7

A copy of the current usual terms and conditions for connection agreements and other standard UK electricity industry agreements commonly used by the DNOs in the ordinary course of the Group’s business have been disclosed to the Buyer and are contained in the Data Room.

7.8	No Group Company:

(a)	is a party to any material joint venture, consortium or partnership arrangement; or

(b)	has entered into any contract with a value of more than £5 million which is outside the ordinary course of its business as currently carried on.

8.	PERMITS

8.1	True and complete copies of the Material Permits are contained in the Data Room.

8.2	Each of the Distribution Licences held by the DNOs is valid, subsisting and in full force and effect.

8.3

Each of the Material Permits are validly held by a Group Company and in full force and effect and, so far as the Seller is aware, the Group Companies are in compliance with the terms and conditions of the Material Permits in all material respects and there is no material breach or allegation in writing of material breach by a Group Company of their terms and conditions in the past three years.

8.4

So far as the Seller is aware, there are no pending or threatened proceedings or investigations which would materially and adversely affect the Material Permits in any material respect and there is no allegation in writing or, so far as the Seller is aware, fact or circumstance which would be reasonably likely to cause, that any Material Permit would be suspended, cancelled, revoked or otherwise become invalid or that may result in the imposition of a fine or other sanction or material modification of the relevant Material Permit.

9.	PROPERTIES

9.1	The documents relating to the Properties and the Property Rights contained in the Data Room are true and accurate.

9.2

Except in any such case as is not, individually or in the aggregate, reasonably likely to materially and adversely affect the operation of the business of the Group, taken as a whole, as presently conducted:

(a)	the Property Rights and Properties are the only properties and rights and interests in land necessary for the operation of the business of the Group as presently conducted;

(b)

each of the Properties and the Property Rights is vested in a Group Company, the relevant Group Companies have good and marketable title to the Properties and the relevant Group Company is solely legally and beneficially entitled to the Properties and solely entitled to exercise the Property Rights;

(c)	no Encumbrance, liberty, right, easement, licence or other arrangement is enjoyed or is in the course of being acquired against the Properties;

(d)

so far as the Seller is aware, each of the Properties and/or Property Rights has the benefit of all rights and/or where applicable all statutory powers necessary for the continued present use of, access to and enjoyment of the Properties and/or the Property Rights;

(e)	so far as the Seller is aware, the Properties are not subject to any Encumbrance, licence, lease or agreement for lease, agreements or covenants;

(f)	none of the Properties or the Property Rights is the subject of any resolution or proposal for compulsory acquisition by or from the local or any other authority;

(g)	no defect or damage has been discovered in relation to any of the Properties or the equipment the subject of the Property Rights; and

(h)

the relevant Group Companies hold copies of all of the material title deeds and documents necessary to prove their interest in the Properties and the Property Rights including all necessary consents for the vesting of any leasehold interests in the Properties in the relevant Group Company.

9.3	So far as the Seller is aware:

(a)

all of the Properties and Property Rights which either (i) directly form a part of the DNOs’ Distribution Systems as they are currently operated, or (ii) upon, under, over or through which the DNOs’ Distribution Systems as they are currently operated, and any Material Assets connected with the DNOs’ Distribution Systems as they are currently operated, are situated, are either vested in the DNOs or the DNOs have operational control over such Properties and Property Rights such that each DNO complies with the terms of its Distribution Licences;

(b)

each member of the Group has duly performed, observed and complied with, in each case in all material respects, all covenants, restrictions, exceptions, reservations, conditions, agreements, leases, deeds, statutory and common law requirements, by-laws, orders, planning consents and planning agreements, building regulations and other stipulations and regulations affecting the Properties and the Property Rights and the uses of the Properties and the Property Rights;

(c)

no notice of any alleged breach of any of the matters listed above nor (where the Property is held leasehold) any notice of forfeiture has been served on any of the Group Companies which (if the alleged breach was confirmed) would materially and adversely affect the Group’s ability to operate its business as it is currently operated;

(d)

none of the Group Companies has waived or acquiesced in any breach of any of the matters listed above by any third party nor made or entered into any collateral assurances, undertakings or concessions in connection therewith which would in each case materially and adversely affect the Group’s ability to operate its business as it is currently operated;

(e)

there are no disputes, actions, claims, proceedings or demands which are subsisting regarding boundaries, easements, covenants or other matters affecting any of the Properties or the Property Rights which would materially and adversely affect the Group’s ability to operate its business as it is currently operated; and

(f)

no notice of action or claim has been served on any of the Group Companies which is subsisting in respect of leasehold property of which (i) it was the original tenant or (ii) it entered into a covenant with the landlord to observe and perform the tenant covenants under that lease which would materially and adversely affect the Group’s ability to operate its business as it is currently operated.

9.4

So far as the Seller is aware, the actual existing use of each of the Properties and the Property Rights by the Group Companies is the lawful permitted use and all necessary consents and permissions which authorise such actual existing use have been obtained and are valid, enforceable and in full force and effect with no subsisting breaches of the same.

9.5	So far as the Seller is aware, no development at the Properties or the Property Rights has been carried out in breach of planning law.

9.6

So far as the Seller is aware, no fact or circumstance has occurred, been alleged in writing to have occurred or will occur, as a result of Completion of the Transaction, in each case, as a result of which the Group would be prevented or impeded from operating the Group’s business as it is currently operated at the Properties and exercising the Property Rights.

10.	EMPLOYMENT

10.1	The Data Room contains true and accurate details of the matters listed below, with all personal data anonymised:

(a)	the total number of Employees as at 31 December 2020;

(b)

the age profile of employees, a summary of staff numbers and work locations, details of the EBA employees’ salary bands and details of notice periods and change of control provisions in respect of all Key Employees;

(c)

the standard terms and conditions, policies or arrangements, including for the making of any payment or the provision of any benefit on the redundancy, retirement or other termination of employment or services beyond any obligation to make any minimum payment due under relevant legislation, which apply to the Employees and a summary of the contractual benefits provided to Employees; and

(d)	the employment contracts or service agreements of Key Employees, together with a schedule of all current rates of remuneration and entitlement to benefits of all such individuals.

10.2	True and complete copies of all documents referred to above at 10.1(c), are contained in the Data Room.

10.3	No Group Company has given written notice of termination to, or received written notice of resignation from, any Key Employee.

10.4	The Data Room contains details of all persons who work in the business of the Group Companies other than the Employees, including agency workers and self-employed contractors.

10.5

So far as the Seller is aware, any individuals who provide services to any Group Company pursuant to a consultancy agreement, or pursuant to any contractual arrangement with any Group Company, are not, and have not at any time been considered or treated as, employees of the relevant Group Company.

10.6

All salaries, wages, fees and other benefits (including, for the avoidance of doubt, overtime pay and holiday pay) of all Employees have, to the extent due and payable prior to the date of this agreement, been duly paid or discharged or provided for in the Accounts, together with all related payments to third party benefit providers and relevant authorities.

10.7	No Group Company is under any obligation to make any material change in the basis of remuneration or other benefits paid or provided to any of its Employees.

10.8

There are no terms and conditions in any contract with any Employee pursuant to which such person will be entitled to receive any payment or benefit or such person’s rights will change as a direct consequence of the Transaction.

10.9

True, accurate and complete copies of all agreements or arrangements with, or granting recognition to, a trade union, any works council, staff association or other body representing any of the Employees and all material particulars of any requests to negotiate or agree, or any claims to rights to, or any cessation of rights to, information, consultation or collective bargaining arrangements in respect of all or any of such Employees made or occurring within the last two years are contained in the Data Room.

10.10	No industrial action has taken place within the last two years and, so far as the Seller is aware, no industrial action is currently threatened in relation to any Group Company.

10.11

No Group Company is involved or has in the last 12 months been involved in a dispute with any Employee or individual formerly providing services directly or indirectly to such Group Company or any trade union, works council, staff association or other body representing any of the Employees (together, the “Prospective Claimants”) and, so far as the Seller is aware, no fact or circumstance has occurred which would give rise to any such dispute.

10.12

No material claim is outstanding between any Group Company and any Prospective Claimant which is likely to result in a material liability (the meaning of “material” in this context being a value to a Group Company in excess of £1.25 million in aggregate).

10.13	There are no current disciplinary or grievance proceedings or appeals in respect of any Key Employee.

10.14

During the period of 12 months before the date of this agreement, no Group Company has given notice of any redundancies or started redundancy consultations, and no Group Company has any obligation (including any implied obligation which has arisen from past practice) to make a payment on redundancy of any Employee in excess of their statutory redundancy entitlement.

10.15

No Group Company has been party to an actual or alleged relevant transfer for the purposes of the Transfer of Undertakings (Protection of Employment) Regulations 2006 (“Relevant Transfer”) or equivalent legislation in other jurisdictions, nor has the Group made or proposed to make any changes to the terms and conditions of employment of any Employee in connection with a Relevant Transfer, in either case during the past two years and nor does any Employee whose employment has so transferred have a right to enhanced benefits on redundancy or early retirement.

11.	INCENTIVES

11.1

Other than the Incentive Schemes, the Management Bonuses and the Transition Incentive Awards, there are no outstanding incentive schemes. or arrangements or any entitlements under these schemes or arrangements (whether contractual, discretionary or customary and whether or not approved or otherwise sanctioned by any Taxation Authority) under which any Employee or former Employee may receive:

(a)	any cash, shares or other benefit by reference to performance (whether individual performance or otherwise) or otherwise; or

(b)	any cash, shares or other benefit conditional upon Completion.

11.2

No loans have been made to any current, former or proposed Employees (or to any nominees or associates of such Employees) which were made or arranged by any Group Company or member of the Seller’s Group and there are no employee benefit trusts, family benefit trusts or similar arrangements established by the Seller’s Group under which any current or former Employees (or any nominees or associates of such Employees) may benefit in any form.

11.3

There are no arrangements in place pursuant to which any Group Company is under an obligation to pay to any member of the Seller’s Group any amount in connection with the participation by any Employees in any employee incentive scheme operated by any member of the Seller’s Group.

11.4	In respect of all awards, options or other interests granted by any member of the Seller’s Group over any shares (or similar) to Employees:

(a)	all relevant laws and regulations have been complied with;

(b)

all applicable reporting requirements in respect of such awards, options or interests were complied with within the required periods (including, without limitation, registration and annual reporting requirements to HM Revenue & Customs);

(c)	no notice of any enquiry or similar in respect of any such award, option or interest has been received by the Company from the revenue authority in any jurisdiction; and

(d)

the Group Companies and / or the relevant member of the Seller’s Group have the right to withhold income tax and employees’ national insurance contributions (or any similar liability) resulting from, or otherwise in connection with such awards, options or other interests.

11.5	There will be no outstanding awards, options or other interests outstanding over any Group Company shares following Completion, whether under the Incentive Schemes or otherwise.

12.	PENSIONS

12.1

Other than the Pension Schemes, the Unfunded Pension Arrangements, the Pension Funding Obligations, and the state pension schemes, the Group Companies have no obligation to provide retirement, death, disability or life assurance benefits in respect of the present or former Employees and directors of the Group Companies.

12.2	The Pension Schemes

(a)	True, accurate and complete material particulars of the terms of the Pension Schemes are contained in the Data Room.

(b)

All payments, contributions, premiums and levies which have become due and payable by the Group Companies that participate in the Pension Schemes prior to the date of this agreement under the Pension Schemes have been duly paid or discharged or provided for in the Accounts.

(c)

So far as the Seller is aware, the Pension Schemes have been operated in all material respects in compliance with the provisions of their governing documentation, applicable legislation and regulatory requirements and no regulatory or other action, claim or dispute is in progress or pending in connection with the Pension Schemes or otherwise in relation to the provision of retirement or life assurance benefits by a Group Company.

(d)	In respect of any Pension Scheme which provides money purchase benefits, the current rate at which Group Companies are obliged to contribute in respect of Employees is included in the Data Room.

(e)

The Pension Schemes are registered schemes within the meaning of Chapter 2 of Part 4 of the Finance Act 2004 and so far as the Seller is aware there is no reason why any of the Pension Schemes could cease to be registered.

(f)	No employer other than a Group Company has ever participated in any of the Pension Schemes.

12.3	Pension Schemes

(a)	In respect of the Pension Schemes, the Data Room contains true, accurate and complete copies of:

(i)	the latest trust deeds and rules (including any subsequent amendments), containing full details of benefits payable;

(ii)	where Part 3 of the Pensions Act 2004 applies to the Pension Scheme, the latest actuarial valuation and subsequent actuarial reports;

(iii)	the recovery plan, schedule of contributions, payment schedule and details of all contributions which are or may become payable under the relevant Pension Scheme;

(iv)	the latest annual report and audited scheme accounts;

(v)	the latest statement of investment principles;

(vi)	membership data; and

(vii)	all material correspondence from the Pensions Regulator, the Pension Protection Fund, the Information Commissioner and HMRC.

(b)	The Defined Benefit Pension Schemes are funded in accordance with applicable law and accounting requirements.

(c)

Other than the Defined Benefit Pension Schemes, the Unfunded Pension Arrangements and the Pension Funding Obligations, the Group Companies have no obligation to provide benefits (other than lump sum death in service benefits) on a basis other than on a money purchase benefits basis (as defined in sections 181 and 181B of the Pension Schemes Act 1993).

12.4	Unfunded Pension Arrangements and Pension Funding Obligations

(a)	True, accurate and complete material particulars of the Unfunded Pension Arrangements and the Pension Funding Obligations are contained in the Data Room.

(b)

So far as the Seller is aware, the Unfunded Pension Arrangements have been operated in all material respects in compliance with the provisions of their governing documentation and applicable legislation. So far as the Seller is aware, the Group Companies comply with, and have at all times complied with, the material legal requirements and applicable laws relevant to the Pension Funding Obligations. No regulatory or other action, claim or dispute is in progress or pending, so far as the Seller is aware, in connection with the Unfunded Pension Arrangements or the Pension Funding Obligations.

12.5	General

(a)	Each Group Company complies and has at all times complied in all material respects with:

(i)	all legal and regulatory requirements relevant to its participation in the Pension Schemes;

(ii)	its duties under the Pensions Act 2008 in respect of the Employees who are employed by such Group Company and

(iii)	(where applicable) its duties under the Electricity (Protected Persons) (England and Wales) Pension Regulations 1990 and the equivalent regulations in Scotland.

(b)

All lump sum death benefits which may be payable under the Pension Schemes (other than a refund of members’ contributions with interest where appropriate) are fully insured and so far as the Seller is aware there is no reason why any policy of insurance may be invalidated or set aside.

(c)

No Group Company has been issued with a contribution notice, financial support direction or restoration order by the Pensions Regulator in accordance with its powers under sections 38 to 52 of the Pensions Act 2004 and, so far as the Seller is aware, there are no circumstances (including Completion) which could result in such a notice, direction or order being issued to a Group Company.

(d)

No announcement has been made in the previous 24 months (or is being considered) regarding continuing, introducing or altering the provision of benefits on retirement, incapacity, ill-health or death in respect of which any Group Company has or could have liability.

(e)

No event has occurred (or ,so far as the Seller is aware, will occur) before, on or as a result of Completion which could result in any of the Pension Schemes or the Unfunded Pension Arrangements being amended, closed, terminated or wound-up in whole or in part.

13.	TAXATION

In this paragraph 13 the following words have the following meanings, unless the context otherwise requires:

“Effective Date” has the meaning given to it in section 119 of FA 2003;

“FA 2003” means the Finance Act 2003;

“Land Transaction” has the meaning given to it in section 43 of FA 2003; and

“TCGA” means the Taxation of Chargeable Gains Act 1992.

13.1

Each Group Company has duly and punctually paid all material Tax due or imposed to the extent that the same ought to have been paid and is not liable nor has it within the last three years been liable to pay any material penalty or interest in connection therewith.

13.2

Each Group Company has duly and punctually complied in all material respects with its obligations to deduct, withhold or retain amounts of or on account of Tax from any material payments made by it and to account for such amounts to any Taxation Authority and has complied in all material respects with all its reporting obligations to any Taxation Authority in connection with any such material payments made.

13.3

Each Group Company has complied in all material respects with all its duties under all relevant taxation laws and regulations and has in all material respects kept all records, made all returns and supplied all information and given all notices to any Taxation Authority as reasonably requested or required by law within any requisite period and all such returns and information and notices and any statements or disclosures made to any Taxation Authority were and, so far as the Seller is aware, remain true and accurate in all material respects.

13.4

No Taxation Authority has agreed to operate any special arrangement (being an arrangement which is not based on a strict and detailed application of the relevant legislation, statements of practice or extra-statutory concessions published by a Taxation Authority) in relation to any Group Company’s Tax affairs.

13.5

Where any clearance or consent for a transaction, scheme or arrangement has been sought from a Taxation Authority by or behalf of a Group Company, that transaction, scheme or arrangement has been implemented strictly in accordance with the terms of such clearance or consent and any conditions attaching to such clearance or consent.

13.6

No Group Company is the subject of, or has during the last three years been the subject of, any non-routine investigation, audit or visit by any Taxation Authority and, so far as the Seller is aware, none are pending or threatened.

13.7	No Group Company is currently, nor during the last four years has been, involved in a dispute with any Taxation Authority where the amount which is the subject of the dispute exceeds £500,000.

13.8

No Group Company will become liable to any Tax (including any Tax imposed pursuant to any provisions in relation to PAYE or national insurance contributions) in consequence of the entering into or completion of this agreement or anything done pursuant to its terms.

13.9	Accounts and Post Accounts Date Events

(a)

The Accounts make proper provision or reserve in respect of any period ended on or before the Accounts Date for all Tax assessed or liable to be assessed on each Group Company or for which it is accountable at the Accounts Date whether or not any such Group Company has or may have any right of reimbursement against any other person and full provision has been made and shown in the Accounts for deferred taxation in accordance with generally accepted accounting principles including, where relevant, IAS.

(b)	Since the Accounts Date:

(i)

no Group Company has been involved in any transaction which has given , or may give rise to any material Tax other than in respect of actual income earned by such Group Company in the course of its trade;

(ii)

no Group Company has made any material payment of a revenue nature in aggregate exceeding £5 million (or incurred any liability to make any such payment) which could be disallowed as a deduction in computing the taxable profits of such Group Company or as a charge on such Group Company’s income;

(iii)	no Group Company has been involved in any material transaction other than on arm’s length terms;

(iv)	no accounting period (as defined in chapter 2 of part 2 of CTA 2009) of any Group Company has ended as referred to in section 10 of CTA 2009;

(v)

no disposal has taken place or other event occurred such that any Group Company would be required to bring a disposal value in aggregate exceeding £5 million into account for the purposes of the Capital Allowances Act 2001 or such that a chargeable gain in aggregate exceeding £5 million could or would accrue to any Group Company; and

(vi)	no Group Company has ceased to be a member of a group (as defined in section 170 of TCGA).

13.10	Corporation Tax

(a)

No Group Company is party to any loan relationship as defined in part 5 of CTA 2009 which may give rise to material debits or credits (other than in respect of actual interest taxable or deductible on an accruals basis).

(b)

So far as the Seller is aware, all necessary conditions for all capital allowances within section 1119 of the CTA 2010 claimed by any Group Company were at all material times satisfied and remain satisfied.

(c)

Each Group Company has always been resident in the territory in which it was incorporated and has never been resident in any other territory or treated as so resident for the purposes of any double Tax agreement nor does any Group Company have a permanent establishment or other taxable presence in any jurisdiction other than that in which it was incorporated.

(d)

Within the last six years, no Group Company has acquired any asset or liability other than trading stock from any company other than a Group Company belonging at the time of acquisition to the same group of companies as the relevant Group Company within the meaning of section 170 of TCGA or section 765 of CTA 2009, and no member of any group of companies of which any Group Company is or has at any material time been the principal company (as defined in section 170(2)(b) of TCGA or section 765 of CTA 2009) has so acquired any asset or liability.

(e)

The Data Room contains particulars of all arrangements relating to the surrender of group relief under part 5 of CTA 2010 to which any Group Company is or has been a party in respect of any accounting period ended on or after 31 March 2017 and under all such arrangements no Group Company is liable to make any payments or repayments to any company other than a Group Company in respect of any relevant surrender of Group Relief.

(f)	The Company is not nor has it ever been a close company as defined by section 439 of CTA 2010.

(g)

So far as the Seller is aware, all transactions entered into by a Group Company have been entered into on an arm’s length basis and the consideration (if any) which has been charged, received or paid by the relevant Group Company on all transactions entered into by it has been equal to the consideration which would have been expected to be charged, received or paid between independent persons dealings at arm’s length.

13.11	Secondary taxation

(a)	No Group Company is bound by or party to any Tax indemnity, Tax sharing or Tax allocation agreement in respect of which claims would not be time barred.

(b)

No transaction or event has occurred in consequence of which any Group Company is or may be held liable for any material Tax or deprived of Relief otherwise available to it in consequence of any such liability in respect of material Tax or may otherwise be held liable for or to indemnify any person in respect of any material Tax, where some other company or person is or may become primarily liable for the Tax in question (whether by reason of any such other company being or having been a member of the same group of companies or otherwise).

13.12	Value Added Tax

(a)

Each Group Company is a registered taxable person for VAT legislation and no Group Company has at any time been treated as a member of a group of companies for such purpose nor has made any application to be so treated and no circumstances exist whereby any Group Company would or might become liable for value added tax as an agent or otherwise by virtue of section 47 of VATA.

(b)

Each Group Company has within the last three years complied in all material respects with the requirements and provisions of the VAT legislation and has made and maintained materially accurate and up-to-date records, invoices, accounts and other documents required by or necessary for the purposes of the VAT legislation and each Group Company has at all times punctually paid and made all material payments and returns required thereunder.

(c)

So far as the Seller is aware, the Options Spreadsheet contains details of all options to tax made by any Group Company for the purposes of Part 1 of Schedule 10 of VATA in respect of any material Property (it being acknowledged that the Options Spreadsheet may also contain details of options to tax in respect of other Properties).

13.13	Stamp Duty and Stamp Duty Land Tax

(a)

All material documents in the enforcement of which the Group is or may be interested have been duly stamped and since the Accounts Date no Group Company has been a party to any transaction whereby the Group was or is or could become liable to material stamp duty reserve tax.

(b)

In relation to the Properties no Group Company is or has been party to any Land Transaction in respect of which a Group Company has since the Accounts Date been liable or could at any time after the date of this agreement become liable to pay any material stamp duty land tax under any provisions of any act.

(c)

No stamp duty land tax (in excess of £1,000,000) shall arise under paragraph 11 of schedule 17A to FA 2003 (cases where assignment of lease treated as grant of lease) on the assignment of any material lease in which a Group Company has an interest.

(d)

The Group has in its (or its agents’) possession, power or control copies of all material stamp duty land tax returns and/or self certificates (as defined in section 79(3)(b) of FA 2003) filed by the Group within the last three years in relation to land in which or in part of which the Group has an interest.

(e)

The Group does not at the date hereof hold any chargeable interest (as that expression is defined in section 48 of FA 2003) that was acquired by it by an instrument within three years prior to the date hereof, or by way of a Land Transaction with an Effective Date within three years prior to the date hereof, such acquisition (or instrument) having been exempt from stamp duty and/or stamp duty land tax on the basis either that group relief under section 42 of FA 1930, section 11 of the Finance Act (Northern Ireland) 1954, section 151 of FA 1995 or section 62 of or Schedule 7 to FA 2003 applied or that relief under section 76 of FA 1986 applied where, but for any such relief, the stamp duty and/or stamp duty land tax that would have arisen would have been in excess of £1,000,000.

13.14	Anti-avoidance

(a)

No Group Company is or has ever been party to or otherwise involved in any scheme, arrangement, transaction or series of transactions the main purpose, or one of the main purposes of which was the obtaining of a tax advantage.

(b)

No Group Company is or has ever been party to any transaction in respect of which disclosure has been made or is required pursuant to Part 7 of the Finance Act 2004 or Schedule 11A to VATA or entered into any tax arrangements that are abusive for the purposes of the General Anti-Abuse Rule (GAAR) in Part 5 of the Finance Act 2013.

14.	INTELLECTUAL PROPERTY

14.1

Complete and accurate details of all registered Intellectual Property (and applications for any such right) belonging to the Group (the “Registered Intellectual Property”) and all domain names used by any Group Company (the “Domain Names”) are contained in sections 13.1 and 13.2 of the Data Room.

14.2

All right, title and interest in and to the Registered Intellectual Property is solely, legally and beneficially owned by a Group Company and the Domain Names are each registered in the name of a Group Company.

14.3

A Group Company either owns all right, title and interest in and to, or has sufficient rights to use, all material registered or unregistered Intellectual Property used in connection with the Group’s business as presently conducted.

14.4	There are no Encumbrances, nor has any Group Company agreed to create any Encumbrances, over any part of the Registered Intellectual Property.

14.5	No member of the Seller’s Group owns or is licensed to use any Intellectual Property used in the Group’s business as presently conducted.

14.6

No Group Company has received any written notice or allegation of any infringement by any Group Company of any Intellectual Property belonging to a third party, or been involved in any infringement, claim, dispute or challenge relating to any third party Intellectual Property, during the last two years (or earlier, to the extent any such issue is not currently resolved) and, so far as the Seller is aware, there are no facts or matters which might give rise to any such proceedings.

14.7

So far as the Seller is aware, no Intellectual Property owned or used by a Group Company has been infringed or misappropriated by a third party, or been subject to any infringement, claim, dispute or challenge, or threat of the same, during the last two years (or earlier, to the extent any such issue is not currently resolved).

15.	INFORMATION TECHNOLOGY

15.1

True and accurate material details of all IT Systems, including the Material IT Agreements relating thereto, used in connection with, and that is material to, the operation of the Group’s business as it is currently operated (together, the “Material IT Systems”) are contained in the Data Room.

15.2	The Material IT Agreements comprise all of the IT Agreements which are of material importance to the operation of the Group’s business as it is currently operated.

15.3

All Material IT Systems are either (i) legally and beneficially owned by a Group Company free from any Encumbrances, or (ii) are validly leased or licensed to a Group Company, and are under the control of a Group Company.

15.4

Reasonable steps have been taken to ensure that the Material IT Systems are in satisfactory working order in all material respects and are functioning adequately in accordance with all applicable specifications.

15.5	So far as the Seller is aware, the Material IT Systems have not suffered any material IT failures in the two years preceding the date of this agreement.

15.6

So far as the Seller is aware, the use of the Material IT Systems for the purposes of the Group’s business complies with all reasonable security standards, and adequate data security breach, incident monitoring and business continuity and disaster recovery plans are in place with regard to such use.

15.7

No Material IT Agreement contains any provision entitling any party to a Material IT Agreement (other than a Group Company) to terminate such Material IT Agreement as a result of Completion of the Transaction.

15.8	So far as the Seller is aware:

(a)

the Material IT Agreements are valid, enforceable and in full force and effect and no Group Company or, so far as the Seller is aware, other party to a Material IT Agreement is in material breach of such Material IT Agreement;

(b)	there are no disputes under or in relation to a Material IT Agreement; and

(c)	no written notice terminating a Material IT Agreement has been given or received by any Group Company.

15.9

The Group has possession or control of the source code to all of the software in the Material IT Systems that is bespoke to the Group, or has the right to gain access to such source code under the terms of a binding agreement with a reputable escrow agent on the agent’s standard terms.

16.	CYBER SECURITY

16.1

Each Group Company has in place reasonable technical and organisational measures (including policies, procedures and training on these measures) to manage the ability of its network and information systems to resist, at a reasonable level of confidence, a “Cyber Incident”, being any incident that compromises (or attempts to compromise) the availability, authenticity, integrity or confidentiality of stored or transmitted or processed data of whatever nature, or the systems, networks or other infrastructure on which such data resides, or the related services offered by, or accessible via, those networks and information systems.

16.2	So far as the Seller is aware, each Group Company has in place valid insurance cover against Cyber Incidents or related cyber security risks.

16.3

So far as the Seller is aware, no Group Company has been the subject of any material Cyber Incident (each a “Company Cyber Incident”) in the last two years, whether it has been notified to a governmental or other regulatory body or not.

16.4	So far as the Seller is aware, no Group Company has any actual, material threatened or anticipated liability associated with or arising from any Company Cyber Incident in the last two years.

17.	COMPLIANCE WITH LAWS AND LITIGATION

17.1

Each Group Company has conducted its business, affairs, operations and dealt with its assets in all material respects in accordance with all legal, regulatory and administrative requirements applicable to it which are material to the conduct of its business in any jurisdiction where it operates its business.

17.2

No Group Company during the two years ending on the date of this agreement has been involved in any civil, criminal, arbitration, administrative or other proceeding in any jurisdiction which is material to the operation of the Group (the meaning of “material” in this context being a value to a Group Company in excess of £5 million in respect of any one claim).

17.3

There is no outstanding judgment, arbitral award or decision of a court, tribunal, arbitrator, administrative or governmental agency against any Group Company which is material to the operation of the Group (the meaning of “material” in this context being a value to a Group Company in excess of £5 million in respect of any one such judgment, arbitral award or decision).

17.4

(a)

No civil, criminal, arbitration, administrative, or other proceeding is outstanding, pending or, so far as the Seller is aware, threatened by or against any Group Company, any assets of the Group , so far as the Seller is aware, in respect of which any Group Company is liable to indemnify any third party; and,

(b)

so far as the Seller is aware, no matter or circumstance exists which might give rise to a civil, criminal, arbitration, administrative or other proceeding in any jurisdiction involving any Group Company, in each case which is material to the operation of the Group (the meaning of “material” in this context being a value to a Group Company in excess of £5 million in respect of any one claim).

17.5

No member of the Group is nor has during the two years ending on the date of this agreement been subject to any investigation, inquiry or disciplinary proceeding (whether judicial, quasi-judicial or otherwise) in any jurisdiction which is material to the operation of the Group (the meaning of “material” in this context being a value to a Group Company in excess of £5 million in respect of any one investigation, inquiry or disciplinary proceeding) and, so far as the Seller is aware, none is pending or threatened and no matter or circumstance exists which might reasonably be expected to give rise to such investigation, enquiry or disciplinary proceeding.

17.6

No Group Company has received any request for information from, any court or governmental authority (including any national competition authority and the Commission of the European Communities and the EFTA Surveillance Authority) under any anti-trust or similar legislation.

17.7

So far as the Seller is aware, no Group Company (nor any Seller company in relation to the business of the Group) has received any State Aid within the meaning of Articles 107 to 109 of the Treaty on the Functioning of the European Union.

18.	ENVIRONMENTAL, HEALTH AND SAFETY (“EHS”) MATTERS

18.1	So far as the Seller is aware, each Group Company complies and has in the past three years complied in all material respects with all EHS Laws.

18.2	Each Group Company has obtained all EHS Consents required for its business, and, each Group Company complies and has in the past three years complied in all material respects with all EHS Consents.

18.3

Copies of the most up to date version of each of the Group Companies’ EHS Consents, all material correspondence with each EHS Regulatory Authority relating to compliance with EHS Consents and EHS Laws and of each report in the possession or control of any Group Company of intrusive environmental site investigation in respect of properties owned or occupied by any Group Company were made available to Ashurst LLP for the purposes of its vendor legal due diligence review and to Arup for the purposes of its technical vendor due diligence report.

18.4

There are no pending applications made by any Group Company to vary or surrender the whole or any part of its EHS Consents and no Group Company is on notice of a proposed or pending variation or review of its EHS Consents by an EHS Regulatory Authority.

18.5	No Group Company has received written notice from an EHS Regulatory Authority that any EHS Consent will be revoked, suspended or withdrawn within 12 months following Completion.

18.6

There are no civil, criminal or administrative claims, litigation, investigations, prosecutions or other legal proceedings or enforcement action under EHS Law which are currently being brought or which are pending or, so far as the Seller is aware, have been threatened against any Group Company by an EHS Regulatory Authority or any third party and, in each case, which are material to the operation of the Group (the meaning of “material” in this paragraph being a value to a Group Company in excess of £1.25 million in respect of any one claim).

18.7

There is no outstanding judgment, arbitral award or decision of a court, tribunal, arbitrator or governmental agency against any Group Company with regard to any EHS matter and any enforcement notices issued to any Group Company by any EHS Regulatory Authority has been complied with in full.

18.8

No Group Company has in the past three years received formal written notice under EHS Law from an EHS Regulatory Authority alleging that any Group Company is in breach of EHS Law or EHS Consents or imposing or threatening to impose any liability under EHS Law or in respect of any EHS matter and so far as the Seller is aware, no circumstances exist which may give rise to this kind of action.

18.9

No Group Company has entered into or made an offer to an EHS Regulatory Authority to enter into any enforcement undertaking or if it has entered into an enforcement undertaking it has complied with all of its obligations, and no Group Company has agreed to indemnify, guarantee or otherwise assume the EHS liabilities of any third party other than in the ordinary course of business.

18.10	So far as the Seller is aware, no expenditure of more than £1.25 million in total is required over the next two years so as to:

(i)	obtain or comply with the conditions of an EHS Consent (including an improvement programme); or

(ii)	comply with EHS Law in force or effect as at the date of this agreement.

18.11

All current projects with an estimated total expenditure of £1.25m or more for the remediation by Group Companies of contaminated land are included in the Contaminated Land Register (Document 18.5.8.2) in the Data Room.

19.	ANTI-BRIBERY AND CORRUPTION

19.1

No Group Company, nor any of their directors, officers or, so far as the Seller is aware, employees, has, directly or indirectly, given, promised, offered or authorised, or accepted, requested, received or agreed to receive, any payment, gift, reward, rebate, contribution, commission, incentive, inducement or advantage to or from any person, in contravention of Anti-Bribery and Corruption Laws.

19.2	The Group has instituted, maintained and monitored policies and procedures designed to ensure continued compliance with Anti-Bribery and Corruption Laws.

20.	DATA PROTECTION

20.1

Each Group Company has complied in all material respects in the two years preceding the date of this agreement with, and has in place, the necessary registrations, notifications and procedures to comply in all material respects with the DP Legislation.

20.2	No Group Company has, in the two years preceding the date of this agreement, received:

(a)

any written notice, request or communication from a regulatory or supervisory authority, or been subject to any enforcement action, in each case relating to a breach or alleged breach of its obligations under the DP Legislation; or

(b)

any notice, claim, complaint, correspondence or other communication from a data subject or any other person claiming a right to compensation under the DP Legislation, or alleging any breach of the DP Legislation, and, so far as the Seller is aware, there is no fact or circumstance that may lead to any such notice, request, correspondence, communication, claim, complaint or enforcement action.

20.3

So far as the Seller is aware, there are, and in the two years preceding the date of this agreement, there have been, no instances of accidental or unlawful destruction, loss, alteration, unauthorised disclosure of, or access to, Personal Data stored or otherwise processed by a Group Company required to be notified to a regulatory or supervisory authority by DP Legislation.

20.4

All material Personal Data processing activities carried out on behalf of each Group Company by a Processor (as defined in DP Legislation) are carried out under written contracts binding on the Processor with regard to the relevant Group Company and which comply in all material respects with all applicable requirements of the DP Legislation.

21.	INSURANCE

21.1	The Data Room contains a true, accurate and complete list of all material and current insurance and indemnity policies in respect of which any Group Company has an interest (together, the “Policies”).

21.2

All premiums due and payable prior to the date of this agreement on each of the Policies have been duly paid and, so far as the Seller is aware, all Policies are in full force and effect and no Group Company has done or omitted to do anything which might render any of those policies void or voidable whether in full or in part.

21.3

True and accurate details of any material claims that are outstanding under each of the Policies in respect of any of the Group Companies are contained in the Data Room. No insurer in respect of each of the Policies has refused or given written notice that it intends to refuse any claim under the Policies.

21.4

So far as the Seller is aware, the Seller and/or each Group Company has validly notified relevant insurers of all claims, matters, events or circumstances which have arisen or which they have become aware of relating to any of the Group Companies in connection with indemnified coverage under the Cyber Insurance Policies and/or D&O Insurance Policies.

SCHEDULE 2

Limitations on Seller Liability

1.	MONETARY LIMITS

1.1	The Seller shall not be liable in respect of a Claim (except for a Claim for breach of a Seller Fundamental Warranty or a Tax Deed Claim) unless and until:

(a)	the aggregate liability of the Seller in respect of that Claim would (but for this paragraph) exceed £1.25 million; and

(b)

in respect of that Claim (other than a Claim for which liability is already excluded under paragraph (a) above) when aggregated with the aggregate liability of the Seller in respect of all other such Claims exceeds £30 million in which event the Seller shall be liable for the total amount of such Claims and shall not be limited to the excess.

1.2

All amounts which may be deducted from the amount of such Claim by virtue of the operation of the other paragraphs of this schedule 2 shall first be taken into account in order to determine whether the amount of the Claim exceeds the thresholds in paragraph 1.1 above.

2.	TIME LIMITS FOR CLAIMS

2.1

The Seller shall not be under any liability in respect of any claim under any Transaction Document and any such claim shall be wholly barred and unenforceable unless written notice of such claim setting out reasonable details of the relevant claim (including the grounds on which such claim is based and, so far as it is known to the Buyer, the likely quantum of such claim) shall have been served upon the Seller by the Buyer:

(a)

in the case of a Seller Warranty Claim (other than a Seller Fundamental Warranty Claim or a Tax Warranty Claim), by not later than 5.00 p.m. on the date that is three years after the date of Completion;

(b)	in the case of a Seller Fundamental Warranty Claim, by not later than 5.00 p.m. on the date that is six years after the date of Completion;

(c)	in the case of a Tax Claim, by not later than 5.00 p.m. on the date that is seven years after the date of Completion; and

(d)

in the case of any other claim under any Transaction Document (other than a claim under clause 7 to which clause 7.2 applies), by not later than 5.00 p.m. on the date that is three years after the date of Completion.

2.2	Following the giving of notice under paragraph 2.1 in respect of a Claim (other than a Tax Claim):

(a)

where the Claim arises by reason of a liability of the Buyer or any Group Company which, at the time of service of the notice, is contingent only or otherwise not capable of being quantified, the liability of the Seller shall determine if legal proceedings in respect of such Claim have not been commenced within nine months of such Claim ceasing to be contingent or becoming capable of being quantified; or

(b)

where the Claim does not fall within paragraph 2.2(a) above, the liability of the Seller shall determine if legal proceedings in respect of such Claim have not been commenced within nine months of the service of such notice.

2.3	For the purpose of this paragraph 2 legal proceedings shall not be deemed to have been commenced unless they have been properly issued and validly served upon the Seller.

3.	CAP ON LIABILITY

The aggregate liability of the Seller (before any netting off or set off of any liability of the Buyer and including all legal and other costs and expenses) in respect of any claim under any Transaction Document shall not, subject to paragraph 4:

(a)	in respect of a Seller Warranty Claim (other than a Seller Fundamental Warranty Claim) or a Tax Deed Claim (other than an Anti-hybrid Tax Indemnity Claim), exceed £1.00;

(b)	in respect of an Anti-hybrid Tax Indemnity Claim, exceed £50 million; and

(c)

in respect of a Seller Fundamental Warranty Claim and all other claims under any Transaction Document (including, but subject to the limitations therein, any of the Claims referred to in paragraphs (a) and (b) above, but excluding a claim under clause 7 to which clause 7.5 applies) exceed the amount of the Consideration actually received by the Seller.

4.	FRAUD

The limitations set out in paragraphs 1 to 3 above shall not apply to any claim to the extent that it arises as a result of the fraud or fraudulent concealment by the Seller.

5.	OTHER LIMITS

5.1

No liability (whether in contract, tort or otherwise) shall attach to the Seller in respect of any Claim and no liability shall attach to the Seller for any amount by which a Claim is increased (in each case, other than a Tax Claim) to the extent that:

(a)	the Claim or the events giving rise to the Claim would not have arisen but for an intentional act, or transaction of the Buyer’s Group or which the Buyer’s Group requested or consented to in writing;

(b)	the Claim is based upon a liability which is contingent only, unless and until such contingent liability becomes an actual liability or until the same is finally adjudicated;

(c)

appropriate allowance, provision or reserve in respect of the matter giving rise to the Claim is expressly made in the Accounts or to the extent that the matter giving rise to the Claim is expressly noted in the Accounts;

(d)	the Claim occurs wholly or partly out of or the amount thereof is increased as a result of:

(i)	anything expressly provided to be done or omitted to be done pursuant to this agreement or any other Transaction Document;

(ii)	any change in the accounting principles or practices of the Buyer’s Group introduced or having effect after the date of this agreement;

(iii)	any increase in the rates of taxation made after the date hereof;

(iv)

any change in law or regulation or extra statutory concession or other regulatory agreement or in its interpretation or administration by the English courts, by HMRC or by any other fiscal, monetary or regulatory authority (whether or not having the force of law), occurring in each case after Completion;

(v)	any reorganisation (including a cessation of the whole or any part of any trade) or change in ownership of any member of Buyer’s Group after Completion;

(e)	the loss or damage giving rise to the Claim is recovered by the Buyer’s Group under any policy of insurance; or

(f)

the Claim relates to a claim or liability for taxation and would not have arisen but for any winding-up or cessation after Completion of any business or trade carried on by the Buyer’s Group except to the extent that such winding-up or cessation is occasioned by the facts or circumstances giving rise to the Claim.

6.	BENEFITS

In assessing any liabilities, losses, damages or other amounts recoverable by the Buyer as a result of any claim under any Transaction Document (other than a Tax Claim) there shall be taken into account any benefit accruing to the Buyer’s Group including, without prejudice to the generality of the foregoing, any amount of any Relief obtained or obtainable by the Buyer’s Group and any amount by which any Tax for which the Buyer’s Group is or may be liable to be assessed or accountable is reduced or extinguished, arising directly or indirectly in consequence of the matter which gives rise to such claim but excluding any benefit to the extent it has been taken into account for the purposes of the Insurance Policy by reducing the amount payable to the Buyer or is required to be paid by the Buyer thereunder.

7.	RIGHT TO REMEDY

No liability will arise in respect of any claim under any Transaction Document (other than a Tax Deed Claim) if such claim is remediable and within the period of 30 days following the Buyer having given written notice thereof to the Seller in accordance with paragraph 2.1, such matter has been remedied to the reasonable satisfaction of the Buyer within the period of 30 days following the date of service of such notice. For the avoidance of doubt, the time period afforded to remedy any such claim under this paragraph 7 shall not operate to prejudice the time limitations applying to such claims under paragraph 2, provided that the Buyer has served notice and (if applicable) commenced legal proceedings within the time periods specified therein.

8.	THIRD PARTY CLAIMS

8.1	Paragraph 8.2 shall apply in circumstances where:

(a)

any claim, allegation, cause of action, proceeding, liability, suit or demand is made or threatened against the Buyer’s Group which could reasonably be expected to give rise to a Claim (other than a Tax Claim) by the Buyer against the Seller;

(b)

the Buyer’s Group is or could reasonably be expected to be entitled to make recovery from some other person any sum in respect of any facts, matters, events or circumstances by reference to which the Buyer has or may have a Claim (other than a Tax Claim) against the Seller; or

(c)

the Seller shall have paid to the Buyer or the Buyer’s Group an amount in respect of a Claim (other than a Tax Claim) and subsequent to the making of such payment the Buyer’s Group becomes or shall become entitled to recover from some other person (including under the Insurance Policy) a sum which is referable to that payment,

(each, a “Third Party Claim”).

8.2	The Buyer shall and shall procure that the Buyer’s Group shall:

(a)

promptly upon becoming aware of any Third Party Claim give notice and reasonable details in writing to the Seller of that Third Party Claim (to the extent known at the time) and thereafter shall keep the Seller fully informed of all material developments in relation thereto;

(b)

make or procure to be made available to the Seller, and, if so requested by the Seller, provide copies of, all books of account, records and correspondence of any Group Company relevant to any Third Party Claim and permit the Seller and its advisers to ascertain or extract any information relevant to that Third Party Claim therefrom; and

(c)

in the case of paragraph 8.1(c) only, promptly repay to the Seller an amount equal to the amount so recovered (including under the Insurance Policy) or, if lower, the amount paid by the Seller to the Buyer, provided that the Buyer shall not be required to take any step or action under this paragraph 8.2 which is not permitted under the Insurance Policy.

9.	RIGHTS OF RECOVERY BY BUYER’S GROUP

9.1	The Buyer shall and shall procure that the Buyer’s Group shall:

(a)

promptly inform the Seller in writing of any fact, matter, event or circumstance which comes to the Buyer’s notice or to the notice of the Buyer’s Group whereby it appears that the Seller is or may be liable to the Buyer under a Claim (other than a Tax Claim) or whereby it appears the Buyer’s Group shall become or may become entitled to recover from some other person a sum which is referable to a payment already made by the Seller in respect of such Claim (other than a Tax Claim); and

(b)	thereafter keep the Seller fully informed of all material developments in relation thereto;

provided that:

(i)	the Buyer shall not be required to take any step or action under this paragraph 9 which is not permitted under the Insurance Policy; and

(ii)

failure by the Buyer or any member of the Buyer’s Group to inform and keep the Seller fully informed or to provide access to the Seller in accordance with paragraphs 9.1(a) and 9.1(b) shall not relieve the Seller from liability except only to the extent that the Seller suffers actual prejudice as a result of such failure.

10.	TAX

No liability in respect of any Tax Warranty Claim shall become payable:

(a)

in the case of a Claim for Tax involving an actual payment of tax or the loss or set off of a relief against taxation, prior to the date on which a payment of taxation becomes finally due and payable under or in consequence of the Claim for Tax in question; or

(b)

in the case of a Claim for Tax involving the loss of or reduction of a right to repayment of taxation, prior to the day on which any repayment or increased repayment of taxation which, but for such Claim for Tax would have been available, would have been due.

11.	BUYER’S KNOWLEDGE

The Buyer warrants as at the date of this agreement that it does not have any actual knowledge of any breach of the Seller’s Warranties as at the date of this agreement and for the purposes of this paragraph, the Buyer’s knowledge shall mean the knowledge of Chris Waters, Deborah Waller, Donald Simpson and Jian Li, in each case after such individuals have made reasonable enquiries of any professional advisers advising the Buyer in connection with the Transaction.

12.	MITIGATION

Nothing in this agreement shall or shall be deemed to relieve the Buyer or any other member of the Buyer’s Group of any common law or other duty to mitigate any loss or damage it has suffered or incurred or may suffer or incur (including, without limitation, enforcing against any person other than the Seller, any rights any member of the Buyer’s Group has or may have in respect of the fact, matter, event or circumstance giving rise to a claim under this agreement (other than a Tax Deed Claim and a claim for breach of the Leakage provisions pursuant to clause 7)).

13.	CONSEQUENTIAL LOSS

The Buyer shall not be entitled to claim for any special, indirect or consequential loss, including (without prejudice to the generality of the foregoing) loss of profits, loss of market share, loss of goodwill or possible business after Completion, whether actual or prospective, even if such loss was reasonably foreseeable.

14.	FORECASTS

The Buyer acknowledges and agrees that the Seller does not give or make any warranty as to the accuracy of the forecasts, business plans, estimates, projections, statements of intent or statements of honestly expressed opinion provided to the Buyer (however so provided) on or prior to the date of this agreement, including (without limitation) in the Disclosure Letter or the Data Room Information.

15.	DOUBLE RECOVERY

No liability shall attach to the Seller by reason of any claim under this agreement or any other Transaction Document to the extent that the same loss or damage has been recovered by the Buyer or any other member of the Buyer’s Group under any other provision of this agreement or any other Transaction Document or the Insurance Policy, and accordingly the Buyer may only recover from the Seller under this agreement, the other Transaction Documents and the Insurance Policy once only in respect of the same loss or damage suffered.

SCHEDULE 3

Action Pending Completion

The Seller shall procure that each of the Company, WPD plc and the DNOs shall:

1.

not create, allot, issue, acquire, reduce, repay or redeem any share or loan capital or agree, arrange or undertake to do any of those things, or acquire or agree to acquire an interest in an undertaking;

2.	not pass a shareholders’ resolution; and

3.	not declare, pay or make a dividend or distribution.

The Seller shall procure that each Group Company shall:

1.

(other than in respect of Company, WPD plc and the DNOs) not create, allot, issue, acquire, reduce, repay or redeem any share or loan capital or agree, arrange or undertake to do any of those things, or acquire or agree to acquire an interest in an undertaking other than to or from another Group Company;

2.	(other than in respect of Company, WPD plc and the DNOs) not declare, pay or make a dividend or distribution other than to another Group Company;

3.	not make any alteration to its articles of association;

4.

give or agree to give any option, right to acquire or call (whether by conversion, subscription or otherwise) or create or agree to create any Encumbrance, in each case in respect of any of its share or loan capital;

5.	not acquire or agree to acquire an interest in an undertaking;

6.

not acquire or dispose of, or agree to acquire or dispose of, an asset except in the usual course of its trade or assume or incur, or agree to assume or incur, a liability, obligation or expense (actual or contingent) except in the usual course of its trade;

7.	not make, or agree to make, capital expenditure exceeding in total £20 million;

8.

not create, or agree to create, an Encumbrance over a material asset or redeem, or agree to redeem, an existing Encumbrance over a material asset, other than with respect to the Group Finance Agreements;

9.	not take any action or omit to take any action which could reasonably be expected to put a Group Company in breach of any Material Permit obligation;

10.	continue each of the Policies (as defined in paragraph 21.1 of schedule 1) and not do or omit to do anything which would make any of the Policies void or voidable;

11.

not breach any covenants on its part that are contained in any lease or licence of any property held or occupied by it which would or might result in a liability for a Group Company in excess of £3 million;

12.

not enter into, amend the terms of, or terminate any partnership, joint venture or other profit sharing agreement which is material in the context of the Group as a whole, provided that a counterparty’s termination of such an agreement shall not be a breach of this paragraph;

13.	not make any material change to the management and organisation of the Group or Group Companies or the manner in which they carry on the business;

14.	not enter into any transaction with any person otherwise than at arms’ length and for full value;

15.	not make any proposal for the winding up or liquidation of any Group Company;

16.

not enter into a long-term, onerous or unusual agreement, arrangement or obligation which is material in the context of the Group as a whole (which shall include any agreement, arrangement or obligation having an individual value of £15 million or more);

17.

not amend (to the detriment of the Group) or terminate an agreement, arrangement or obligation to which it is a party which is material in the context of the Group as a whole (which shall include any agreement, arrangement or obligation having an individual value of £15 million or more);

18.

not materially amend, enter into, offer to enter into or terminate or give notice to terminate any terms of employment of any Key Employee (except where required under law or as a result of a breach by any Key Employee of the terms of his or her employment);

19.

not amend, or agree to amend, the terms of any schedule of contributions and/or recovery plan applicable to any Pension Scheme, and not take action or fail to take any action which will or may cause a Pension Scheme or Unfunded Pension Arrangement to be amended, closed, terminated or wound-up whether before, on or following Completion;

20.

except in the ordinary course and consistent with past practice, not pay any Incentive Scheme, or create or enter into any new incentive or bonus scheme (or arrangement) for Employees, or grant or issue any new awards, interests or bonus under any such scheme (or arrangement), other than (i) the grant of a Management Bonus, subject to the limitations of paragraph 18 of schedule 4, (ii) payment of the STIP 2021 Awards subject to the limitations of paragraph 10 of schedule 4, (iii) the grant of Phantom Stock Options as disclosed in document 8.2.25 in the Data Room; or (iv) any payments in connection with the Transition Incentive Awards, subject to the limitations of paragraph 9 of schedule 4;

21.

not amend, or agree to amend, (to the detriment of the Group) the terms of its borrowing or indebtedness in the nature of borrowing or create, incur, or agree to create or incur, borrowing or indebtedness in the nature of borrowing (except pursuant to the Group Finance Agreements where the borrowing or indebtedness in the nature of borrowing does not exceed the amount available to be drawn by each Group Company under those facilities);

22.	not give, or agree to give, a guarantee, indemnity or other agreement to secure, or incur financial or other obligations with respect to the Seller’s Group’s obligations;

23.

terminate or interchange any currency hedging arrangements, or any other derivative transaction entered into in order to provide protection against exposure to, or to benefit from, fluctuation in any rate or price, other than where such an arrangement reaches the end of its stated term;

24.

not make, revoke or change any Tax election, adopt or change any Tax accounting method, practice or period, grant or request a waiver or extension of any limitation on the period for audit and examination or assessment and collection of Tax, file any amended tax return or settle or compromise any contested Tax liability (save that this paragraph 24 shall not prevent the making or filing of any Tax election or return that relates to the ordinary course of business of the Group and does not result in any actual or contingent Tax liability in excess of £100,000);

25.	not make any drawdown under the Demand Loan; and

26.

except in the usual course of its trade, not compromise, settle, release, discharge or compound litigation or arbitration proceedings or a liability, claim, action, demand or dispute, or waive a right in relation to litigation or arbitration proceedings, in each case which is in excess of £1.25 million.

Signed by Joseph P. Bergstein Jr. for and on behalf of PPL WPD LIMITED under a power of attorney dated 17 March 2021:	) ) ) ) )	/s/ Joseph P. Bergstein Jr.

Signed by Andrew Agg for and on behalf of NATIONAL GRID HOLDINGS ONE PLC:	) ) ) )	/s/ Andrew Agg

Signed by John Pettigrew for and on behalf of NATIONAL GRID PLC:	) ) ) )	/s/ John Pettigrew

[Signature page to SPA]